Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Corporate Responsibility Report of China Southern Airlines Company Limited for the Year 2012” on the Shanghai Stock Exchange, the full text of the report is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

26 March 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

The Corporate Social Responsibility Report

of

China Southern Airlines Company Limited

for the Year 2012

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The board of directors of the Company (the “Board of Directors”) and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

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1. About this report

As a responsible corporate citizen, China Southern Airlines Company Limited (hereinafter referred to as “China Southern”) takes initiatives in reporting to the public on its fulfillment of its social responsibilities so that the society can understand and oversee its social responsibility work. This is our sixth social responsibility report. Through publishing this report, China Southern aims to demonstrate its philosophies and practices concerning social responsibility toward the public for the purposes of enhancing understanding, communication and interaction between the company, its stakeholders and the public, as well as achieving the company’s sustainable development goals.

In accordance with the Guidelines Concerning Central Enterprises’ Fulfilling Social Responsibilities published by the State-owned Assets Supervision and Administration Commission, the Guidelines on Listed Companies’ Sustainable Development Information Disclosure in Shanghai Stock Exchange released by the Shanghai Stock Exchange and the stipulations of China Southern’s internal social responsibility management system, we have collected and analysed the data that are the basis for this report.

This report refers to and compares the globally leading airlines’ report methodologies concerning corporate social responsibility.

This report refers to GRI Sustainability Reporting Guidelines (2006) and it records China Southern’s performance on several major topics. BV, the third-party authority, has verified the report and released an independent auditing report.

The organisational scope of this report covers the enterprises under China Southern’s direct management and their operations both in China and abroad. The data in this report stem from China Southern’s formal documents and statistical reports, and they elaborate on the company’s economic, social and environmental performance in the fiscal year 2012 (from 1st January, 2012 to 31st December, 2012). In the coming years, we will continue to enlarge the coverage of China Southern’s social responsibility work. We have set goals for the following social responsibility reports, such as disclosing more information, setting further objectives and carrying out broader and closer cooperation with stakeholders.

As an independent report on corporate social responsibility, this report will be published in China Southern’s annual report in both Chinese and English versions in March, 2013 in both paper and electronic editions. To browse the report online or download it, please visit China Southern’s portal website http://www.csair.com.

We would like to extend our sincere gratitude to the stakeholders that provided comments and suggestions for this social responsibility report, and we will endeavor to improve the quality of our social responsibility reports. To submit any comment or suggestion regarding this report, please contact China Southern Airlines’ Planning and Development Division via:

Address: No. 278, Airport Road, Guangzhou, Guangdong Province, P.R.C.

Email: yelei@csair.com

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Contents
Part 1: A Word from the Chairman
Part 2: Overview of 2012	8
1. Premier Wen Jiabao inspected China Southern	8
2. General Facts on Operations: Passenger Transportation, Total Turnover	8
3. The Launch of the Canton Route	9
4. 10 Million Hours of Safe Flight Operations	9

Part 3: About Us	11
1. Company Overview	11
2. Governance Policies	13
3. Corporate Culture	14

Part 4: Social Responsibility Management	14
1. Outlook of Responsibility	14
2. The Way of Responsibility Management	14
3. Communication with Stakeholders	17
4. Progress on Social Responsibility Work in 2012	20
5. Opportunities and Challenges	22

Part 5: Reinforcing Corporate Social Responsibility	22
1. Serving the People and Striving for Excellence	23
2. Social Responsibility Management of the Supply Chain	24
3. Honours in Social Responsibility Management	25

Part 6. Safety Management	25
1. The Objectives and Implementation of Safety Management	25
2. Strengthening the Foundation of Safety Management	26
3. Upgrading Safety Control Capabilities	27

Part 7: Green Development	30
1. Policies on Environmental Protection	30
2. Overview of Energy Utilisation	31
3. Implementing “Green Flight”	32
4. Optimising the Management of Ground Energies	35
5. Extensive Publicity and Mobilisation	36

Part 8: Customers First	37
1. Listening to Customers’ Demands	37
2. Optimising Service Standards	38
3. Improving Customers’ Experience	40

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Part 9: Innovation in Values	42
1. Innovating management philosophy	42
2. Enriching brand connotation	43
3. Expanding international markets	43

Part 10: Employee Growth & Development	44
1. Human Resource Policies	44
2. Extending Development Channels for Employees	46
3. Promoting Employee Career Development	46
4. Building a Harmonious Working Environment	48
5. Health & Security	50

Part 11: Social Participation and Development	51
1.Safeguarding Special Flights	51
2.Focusing on Regional Development	52
3.Education and Culture	53
4.Promoting Employment	54
5.Staff Volunteer Activities

Part 12: Prudent and Sound Operations	57
1. Tax Contributions	57
2. Cost Control	57
3. Risk Control	58

Building a High-flying Dream with Conscientiousness

Great peoples always have great dreams. “To realise the Chinese nation’s great rejuvenation is the nation’s greatest dream in modern times”, said Xi Jinping, General Secretary of the Central Committee. His elaboration on the Chinese dream resounded among Chinese people. A nation can only thrive by conscientious work and a great dream can only be realised with responsible attitudes. All China Southern employees need to make contributions to the realisation of the Chinese dream.

In the principles of reciprocating society, employees, customers and shareholders, China Southern Airlines has continually enriched and practiced its corporate culture which could be simply put as “CSAIR” over these years. The company has formulated a sound social responsibility system and it has reaped good economic and social benefits by providing a quality service for passengers and reciprocating society with gratitude and conscientiousness. In short, China Southern Airlines has satisfactorily fulfilled its social responsibilities.

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The year of 2012 was full of challenges, including sluggish global economic growth, high aviation oil prices, drastically declining exchange earnings, soaring transport capacity in the civil aviation industry and increasingly ferocious competition. In face of these challenges, China Southern made concerted efforts to tide over these difficulties and strive for excellence. In 2012, China Southern made new breakthroughs in its safety work. The number of its safe flight hours amounted to 10 million, maintaining the best record among Chinese aviation companies. Thus the company was honoured with the “Flight Safety Diamond Award” from the Civil Aviation Administration of China. In addition, China Southern made new achievements in its operational activities. Last year the company transported 86.48 million passengers and 1.23 million tons of cargo, reaping a business revenue of RMB 101.48 billion and a profit of RMB 4.75 billion. The company also made a new headway in its strategic transformation and it built its Canton Route linking Europe, Asia and Australasia. In addition, this link broadens passageways for China to communicate with the world.

China Southern made phenomenal achievements in energy conservation and consumption reduction, and maintained high efficiency in utilising energies in the preceding year. The company fully implemented its concept of green flights. Furthermore, China Southern made new progress in public welfare establishments. For example, China Southern’s Ten Cent Care Foundation donated RMB 5.12 million to various schools as rewards for those industrious students and the foundation donated RMB 2.72 million to Guangdong Provincial Poverty Relief Foundation. China Southern also planned to invest RMB 10 million in launching the Lingnan Cultural and Art Promotion Association. Above all, China Southern launched its One Hundred Love project in order to help needy employees improve their livelihood. The company offered Aid to Xinjiang Sky Pearl Cards to the officials and delegations from central enterprises aiding Xinjiang. In this way, the company assisted in Xinjiang’s development through supporting the local aviation industry. Additionally, the tax paid by China Southern and its contribution to the Civil Aviation Development Foundation stood at RMB 8.42 billion. Last year the company recruited 6563 employees. In short, through its strenuous efforts, China Southern overcame numerous difficulties and completed its work tasks throughout the year in addition to fulfilling its social responsibilities.

China Southern’s conscientious and responsible work was highly appraised by all walks of society. Last year the company won a good many honorary titles, such as Annual Top 30 Best Employers in China, Best Employer in Chinese Cities and Best Employer in South China, Most Admirable Chinese Company in China, Top 100 Green Companies in China and Top 100 Companies in Social Responsibility Fulfillment, etc. These honorary titles were great encouragement for China Southern. We will make persistent efforts in ensuring safe and environmental-friendly service and operational activities so as to reciprocate society, shareholders, customers and employees.

The year of 2013 is the beginning for China to fully implement the spirits of the 18th National Congress of the Communist Party of China and the crucial period to put the 12th Five-year Plan in place. The brilliant blueprint and the Chinese dream illustrated on the 18th CPC National Congress were very heartening. With a broad vision and an open mind, we can expect a promising future. Under the guidance of the new Chinese leaders, Chinese people have embarked on a new journey for realising the national rejuvenation. As an ambassador for Chinese civil aviation industry, China Southern will get down to fulfilling its social responsibilities and striving for excellence. With its conscientious and arduous efforts, the company will endeavor to make its contributions to realising the Chinese dream.

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Part 2: Overview of 2012

1. Premier Wen Jiabao inspected China Southern

On 4th February 2012, Premier Wen Jiabao inspected China Southern Guangzhou Baiyun International Logistics Co. Ltd. and held talks with logistics and import/export companies. Mr. Si Xianmin, Chairman of China Southern Airlines, reported to Premier Wen about the development of the civil aviation industry and China Southern Cargo over the past two years. Premier Wen encouraged the companies to be confident and high-spirited and to face their challenges courageously.

2. General Facts on Operations

China Southern is both committed to putting the customer first and also dedicated to exceeding its customers' expectations by offering reliable, on-time and convenient quality customer service. In 2012, China Southern transported a total of 86.48 million passengers, topping all other Chinese airlines for the 34th consecutive year, ranking first in Asia, and nearing the passenger traffic volume of the world’s largest airline.

Key production indices of 2012

Index	Figure	Year-on-year Increase
Passenger Traffic (million passengers)	86.48	7.18%
Cargo & Mail Traffic (million tonnes)	1.23	8.37%
Total Turnover (billion tonne kilometers)	16.13	11.57%

In 2012, China Southern had a generally strong and steady performance in safety, with the annual air transportation totalling 1.69 million hours, with accumulatively 10.37 million hours of safe flight operations. The annual universal aviation totalled 9,914 hours, with a consecutive 222 months of air defence safety. For the first time, the company achieved the feat of 10 million safe flight hours and was honoured with Flight Safety Diamond Award, achieving the level of a large, international network-oriented airline in terms of safe flight operations.

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3. The Launch of the Canton Route

In early 2012, China Southern revealed its latest strategy in Australia – the Canton Route – introducing a brand-new air route between Europe and Australia via Guangzhou. On 15th August, China Southern officially announced the Canton Route to the world in Guangzhou. China Southern signed strategic cooperative agreements with five Tourism Bureaus and four airports in Australia as well as the Guangzhou Baiyun Airport, precipitating the development of the Canton Route. China Southern and relevant Australian organisations will jointly promote this route both at home and abroad by integrating their capital, advertising and network resources. Meanwhile, China Southern will collaborate with Baiyun Airport to continually optimize their connection facilities and services for transit passengers and to simplify the customs and quarantine procedures, in order to provide a more comfortable and convenient travel experience to passengers.

Links:

Australia and Europe share intimate economy and trade relations, but due to the great distance between them, air travel between the two continents requires a stop. Traditional connections nicknamed as the Kangaroo Route, have been via Singapore, Hong Kong and Dubai. China Southern broke this pattern by building its own Canton Route, with Guangzhou as its transit point. As the shortest transit point from China to Australia, Guangzhou enjoys a similar detouring rate as Hong Kong and Singapore in terms of connecting Europe and Australia. With this natural advantage, in coordination with China Southern’s substantial flight network, the Canton Route builds a new bridge between the two continents via the Guangzhou hub.

4. 10 Million Hours of Safe Flight Operations

At 11:00am on 28th September 2012, Flight CZ3596 landed smoothly at Guangzhou Baiyun Airport, marking a brilliant new record in Chinese civil aviation: an accumulated 10 million hours and a consecutive 13 years of safe flight operations by a single airline, making China Southern the first Chinese airline to win the Flight Safety Diamond Award. Mr. Huang Shuhe, Deputy Director of SASAC (State-owned Assets Supervision and Administration Commission); Mr. Li Jian, Vice Minister of CAAC (Civil Aviation Administration of China); Mr. Xu Shaohua, Executive Deputy Governor of Guangdong Province; and Ms. Zhao Yufang, Deputy Governor of Guangdong Province were present to congratulate the airline.

Since 1999, or for the past continuous 13 years, China Southern has flown safely. These 13 years have been witness to the rapid growth of an airline with 79 aircraft, 285 flight routes, 250,000 annual flight hours, and 11.84 million annual passengers to a large, international airline with 491 aircraft, and nearly 2,000 daily flights to countries around the world. China Southern’s annual passenger traffic volume topped more than 80 million in 2012, a milestone among Chinese air carriers, with 5,876 pilots, 10,848 mechanists and 617 professional Air Marshals in service. Safety management increased the number of managerial personnel concerned with safety from fewer than 100 people in 1999 to the current number of more than 400 people; these people ensure safety controls in all fields.

Year 2000: China Southern established a new department of System Operations Control (SOC) in March, which organises and manages flight operations, provides technical support and supplies, and coordinates and operates flights. The Technical Data Material System (TDMS) and Engine Performance Monitor System developed by China Southern enabled its in-flight shutdown (IFSD) rate to be reduced from 9 per million to 4 per million.

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Year 2002: On 5th February, China Southern was honoured with the "Golden Roc Cup" - the most prestigious safe flight operation award in the Chinese aviation industry.

Year 2004: On 13th January, China Southern was honoured with the "Golden Roc Cup".

Year 2005: On 25th July, the Air Marshal Branch of Cabin Service Division and the Air Marshal Squadrons of China Southern’s branch companies were assigned to Air Police Detachment Three.

Year 2006: On 24th March, China Southern operated a charter-flight with hazardous goods. On 9th May, the Remote Diagnosis & Real-time Trace System, which was solely developed by China Southern, obtained the Certificate of Invention Patent. On 27th June, MTU Maintenance Zhuhai Co., Ltd., the largest pilot training base in China, received the CCAR-142 qualification by CAAC. On 31st December, China Southern became the first airline in Chinese civil aviation history to win the Three-star Award of Safe Flight Operations.

Year 2007: On 10th January, China Southern was honoured with the "Golden Roc Cup" - the highest safe flight operation award of the year. On 20th May, China Southern won the Four-star Award of Safe Flight Operations.

Year 2008: On 7th March, China Southern successfully quelled a planned terrorist attack. In the same year, China Southern’s (Nanyang) flight training base was officially founded at Nanyang Airport, He’nan Province, which is the first flight-training base with an exclusive training airport, airplanes and authorities. On 16th July, China Southern won the Five-star Award of Safe Flight Operations.

Year 2009: A Five-Zero labour competition was launched in the Engineering & Maintenance Division, with the following goals: Zero Accident Proneness, Zero Maintenance Faults, Zero Malignant Delays, Zero AOG (Aircraft on Ground), and Zero Effective Complaints.

Year 2010: In October, China Southern passed the audits of CAAC’s SMS system.

Year 2011: On 22nd February, the Engineering & Maintenance Division made a safety record of 17 consecutive months of Zero In-flight Shutdown, a new high in the history of Civil Aviation. No accident proneness occurred, which allowed China Southern to achieve the goal of “double zeros”. On 17th October, China Southern’s A380 was officially launched into operation, and China Southern entered the Age of Super Jumbos.

Year 2012: On 28th September, China Southern made a safety record of 10 million flight hours without incident and was honoured with the Flight Safety Diamond Award, becoming the leading Chinese carrier with the highest safety records in China.

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Part 3: About Us

1. Company Overview

Profile

China Southern Airlines Co., Ltd., was founded in 1995 and is directly affiliated with China Southern Air Holding Company, which specialises in air transportation services. With its headquarters based in Guangzhou, China Southern Airlines boasts a company logo—a brilliant red kapok delicately adoring a blue vertical tail fin—that can be seen around the globe. In 1997, China Southern debuted on both the New York and Hong Kong Stock Exchanges, and in 2003, the carrier was listed on the Shanghai Stock Exchange. In 2007, China Southern became the first Chinese member of the SkyTeam Alliance, and in 2011, it earned its Four-Star status from SKYTRAX, the world's most prestigious airline performance evaluation organisation.

Framework

China Southern Airlines operates the largest fleet, most developed route network and largest passenger capacity of any airline in The People’s Republic of China. It boasts 15 branches including: Xinjiang, Northern, Beijing, Shenzhen, Heilongjiang, Jilin, Dalian, Henan, Hubei, Hunan, Guangxi, Hainan, Zhuhai Helicopter, Xi’an and Taiwan; and five holding subsidiaries: Xiamen Airlines, Shantou Airlines, Guizhou Airlines, Zhuhai Airlines and Chongqing Airlines. China Southern has bases in Shanghai, Daqing and Shenyang; 22 domestic sales offices located in major Chinese cities including Chengdu, Hangzhou and Nanjing; and 60 worldwide sales offices located in New York City, Los Angeles, Paris, London, Amsterdam, Dubai, Sydney, Vancouver, Tokyo and Seoul.

Fleet Size

Currently, China Southern operates 491 passenger and cargo transport aircraft, including Boeing 777, 747, 757 and 737 and Airbus A380, 330, 321, 320, and 319. The airline fleet is ranked first in Asia and third among the 240 global members of the IATA in terms of fleet size. In October 2011, China Southern’s first A380 was put into service, which makes China Southern the first Chinese air carrier to operate the A380 and the seventh worldwide A380 operator. Moreover, China Southern boasts two B747-400 Freighters and six B777-200 Freighters.

Aircraft	Number
A319	44
A320	94
A321	59
A380	4
A330-200	16
A330-300	8
B737-300	21
B737-800	131
B737-700	54
B747F	2
B757	19
B777A	4
B777B	6
B777F	6
ERJ145	6
E190	17
TOTAL	491

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Flight Network

With the strategic goal of becoming an international network-oriented airline, China Southern has built a substantial flight network, which reaches more than 150 destinations in China and 40 destinations in Asia, and with service to Europe, America, Australasia and Africa. China Southern now operates nearly 2000 daily flights (with 200,000 seats on the market) to 193 destinations in 35 countries in various regions across the world. Through close cooperation with its SkyTeam partner airlines, China Southern’s global route network spans 1,000 destinations in 187 countries across myriad regions, including nearly every major world metropolis.

Capabilities

China Southern boasts extraordinary flight capabilities, with more than 5,260 experienced pilots, and is the only Chinese carrier that has the independent capability to train its own pilots through its dedicated flight-training centre - Zhuhai Xiang Yi Aviation Technology Company Limited - based in Zhuhai, China. The centre is a joint venture with CAE Inc., the world-renowned flight simulator manufacturer. In partnership with MTU Aero Engines, China Southern operates the largest aero engine overhaul facility in China.

China Southern Airlines has earned two honours in the National Science & Technology Progress Awards: one for its System Operations Control Centre and the other for its Engine Performance Monitoring System, as both are among the most advanced IT systems in China’s domestic aviation industry. China Southern has constructed a massive air cargo station, which covers more than 280,000 m2 with an annual capacity of managing 800,000 tons of mail and commerce. In addition, the Nanland Air Catering Co., Ltd., a holding subsidiary of China Southern, can produce 30 million packed meals per annum.

Information Technology Advantage

China Southern Airlines sold the very first e-ticket in China and was the first to offer special online and mobile check-in services. It also introduced and developed its own Revenue Management, System Operations Control, Finance Management, Human Resources, Cargo System and Office Automation System.

Development Strategy

China Southern’s strategy is to develop into an international network-oriented airline with core competitiveness and sustainable profitability, with “Customers, Staff, Advancement, Innovation and Return” as its core values. With a mission of “becoming the customer’s first choice airline and one that is favoured by the staff”, China Southern is dedicated to becoming the airline “Best in China ,Top in Asia, and Globally renowned”.

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Major Honours

•	January 2012 - China Southern was honoured with the “Annual Most Popular Brand of Asia’s Airlines Award”.
•	February 2012 - China Southern was awarded the “2011 Annual China’s Best 30 Employers”, “2011 Annual China’s Best City Employer” and “South China’s Best Employer”.
•	September 28, 2012 - China Southern was honoured with the Flight Safety Diamond Award by the Civil Aviation Administration of China (CAAC).
•	In May 2012, China Southern was granted an honorary title of “2012 Top 100 Green Companies in China” by Daonong Center for Enterprise and Green Enterprise Magazine.
•	In October 2012, China Southern was nominated “The Most Praised Chinese Companies in 2012” by Fortune.
•	In December 2012, China Southern was honoured the title of Top 100 Responsible Enterprises.

2. Governance Policies

Since its foundation, China Southern has strictly abided by relevant national and regional laws and regulations and has endeavoured to continually improve its business managerial system. It has regulated and specified duties and obligations of different parties in addition to setting up a sound internal control system, which are expounded in its documents and regulations such as the Articles of Association, Rules of the Shareholders’ Meeting, Rules of the Board of Directors, and Rules of the Supervisory Committee.

The company’s corporate governance policies have been formulated on the basis of regulations in the three listing jurisdictions. Its internal controls meet all relevant standards, including the Sarbanes-Oxley Act, which originates in the United States.

The Shareholders’ Meeting is its highest governing body, making decisions on major issues including the rules of operations; plans for investments; approvals of the profit division and loss make-up; elections; replacement of directors and supervisors; salaries; and revisions to the Articles of Incorporation and Rules of the Shareholders’ Meeting, Board of Directors and Supervisory Committee.

The Board of Directors reports to the Shareholders’ Meeting, and its duties include making the annual financial budget and statement; making plans for the profit division and loss make-up; and deciding on the asset buying and selling and risk investment, as authorized by the Shareholders’ Meeting.

There are a number of committees under the Board of Directors, namely the Audit Committee, the Salary & Appraisal Committee, the Nomination Committee and the Strategic Decision-making Committee. In the former three committees, more than half of the directors are non-executive directors (the Audit Committee is composed entirely of non-executive directors). All committees under the Board of Directors work strictly in compliance with their own rules and regulations.

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The Supervisory Committee is composed of representatives from the shareholders and employees. Shareholders are elected and recalled at the Shareholders’ Meeting, and the employee representatives are democratically elected by the company’s staff.

3. Corporate Culture

On the basis of its shared wisdom and values, China Southern defines its core values as “CSAIR”.

CSAIR consists of five core values, namely “customer first (Customer), respecting talent (Staff), striving for excellence (Advancement), continuous innovation (Innovation) and returns to society (Return)”, as well as the mission of becoming the first choice for both customers and employees. This acronym was developed to provide cultural support to the company’s strategy transformation and further improvement of its overall managerial capabilities, thus simultaneously enhancing the solidarity of its staff while fostering a harmonious China Southern corporate culture. It reflects the driving force and realistic expression of China Southern’s culture, as well as the vision for the company’s future development.

In 2012, by sorting out key jobs and new cases of the company during the past two years, China Southern enriched and optimised the training course of its core value CSAIR, produced new courseware, and selected 60 staff members from the company to build a corporate culture tutor team. The company further publicised its core value CSAIR, and with new employees, young employees, basic-level managerial staff, pilots, flight attendants, and contract workers as key recipients of the corporate culture training, it conducted 43 training sessions for nearly 4,500 staff members.

Part 4: Social Responsibility Management

1. Outlook of Responsibility

As a central enterprise, China Southern considers its sublime mission and responsibility to provide responsible service for the Party, the people and the nation at large. Through the continuous exploration and refinement of its practices, the company has constructed an internal framework of social responsibility with its own characteristics. An outlook of responsibility has been formulated that can be summarized as creating benefits for shareholders, adding value to society, ensuring quality service for clients, promoting opportunities for employees and caring for the earth as well as advocating for environmentally friendly flights.

2. The Way of Responsibility Management

Sustainable development is central to social responsibility, and its essential characteristic is that enterprises take society and the environment into consideration when making decisions and launching activities. Additionally, companies must be willing to take responsibility for the impact of their decisions and activities on society and the environment. Subsequent to the release of the company’s first CSR report in 2008, China Southern has been conducting systematic research on social responsibility for five consecutive years, including formulating their strategic planning and yearly plans, regulating project implementation, highlighting the effects of evaluation and feedback and identifying the most critical issues regarding corporate social responsibility, among others. Through these continual efforts, the company has created a sound internal support system to carry out social responsibility practices and management throughout the year.

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1) Strategic Planning on Social Responsibility

Strategic objectives: ensuring safe flight operations, improving operational quality, reinforcing environmental protection, achieving sustainable development, enhancing social harmony and co-constructing a better future.

Under the guidance of its outlook on social responsibility, and based on its long-term strategies and yearly plans with regard to social responsibility, China Southern endeavours both to ensure that its CSR project will attain the strategic objectives of social responsibility and also to improve its CSR managerial capabilities, through communication with stakeholders and implementation of its yearly plans.

China Southern’s strategic objective of corporate social responsibility focuses on several mandates, such as improving corporate management, coping with climate change, ensuring safe flights, improving customer service, caring for employees, and boosting public welfare and community development. The company has compiled its 2012 social responsibility report on the basis of these seven mandates, which are to be elaborated in the following text.

2) The Yearly Plan on Social Responsibility

The Social Responsibility Management Committee is responsible for implementing the yearly plan. This committee is directly subordinate to the chairman, and it consists of numerous department principals who are responsible for formulating objectives and strategies and ensuring that the company’s CSR policies are carried out thoroughly. The company’s CSR policies are diversified and include objectives as varied as recording and reducing energy consumption and the emission of greenhouse gases and monitoring the operation of the Ten Cent Care Foundation. In addition, the committee is responsible for ensuring the formulated objectives and strategies can be effectively channelled via internal publications and internal training as well as deciding on specific tasks and accountability organisations.

3) Project Implementation

Under the leadership of the Social Responsibility Management Office, the accountability organisations will create a detailed work schedule in accordance with the CSR yearly plan and will designate principals to be responsible for the work. Through these efforts, they aim to ensure there are specially assigned people in place who can handle, monitor and evaluate the planned undertakings, such as security, service, environmental protection, public welfare, etc., in addition to reporting on the work progress regularly.

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4) Evaluation and Feedback

The social responsibility performance appraisal, like the operational performance appraisal, is under the charge of the Social Responsibility Management Office. The working groups under the administration of the office appraise the entire company’s performance concerning social responsibility in collaboration with the Party Committee, the supervisory organisation, and the labour union, all of which will strive to introduce indicators and quantitative analysis in the performance appraisal. In addition, particular supervision and appraisal will be given to certain tasks, such as Ten Cent Care Scheme and fuel saving, among others. The performance appraisal will be a combination of a quantitative appraisal and qualitative appraisal. The weights of the appraisal will be varied. Through numerous processes, such as determining the content of the performance appraisal, the year-end appraisal, outcome feedback and so on, the appraisal task will be accomplished. On the basis of the appraisal outcome, the Social Responsibility Management Office will take either rewarding or punitive measures.

5) Identifying the Key Issues Concerning Social Responsibility

In accordance with its industrial characteristics and strategic development orientation, China Southern has deliberated on the issues related to social responsibility. Through analysing its relationship with social responsibility and understanding its stakeholders’ aspirations, the company has defined and prioritized the key issues concerning social responsibility, taken alongside the considerations of its real needs, as it endeavours to carry out social responsibility practices step-by-step. The core issues are indicated in the chart below:

Themes

Social participation and development	Creating wealth	Boosting employment	Promoting education and cultural communication
Environment	Preventing pollution	Reducing energy consumption	Green development
Consumers	Information protection	Security and service	Sustainable consumption
Operations	Anti-corruption	Fair competition	Advocating social responsibility in value chain
Employees	Health and security	Internal communication	Training and development
Organisational governance	Strategic planning and management	Corporate culture construction	Communicating with stakeholders
Key issues need to be prioritized

In accordance with the fundamental principles and prioritized issues concerning social responsibility, China Southern has re-examined its systems and procedures, and it has attached much importance to information release, communication and the stakeholders’ participation. In addition, the company has extended the management of its corporate environment, security and service to its suppliers so that they can share social responsibilities and risks with China Southern. In this way, sustainable development can be achieved among the various parties.

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3. Communication with Stakeholders

The social responsibility work hinges on the external environment, and the work systems cover not only intra-company systems, but also all the stakeholders. By establishing a stable and transparent communication mechanism with its stakeholders, China Southern adds transparency to its operations and enhances its stakeholders’ understanding about the company to create shared perspectives. In addition, the company is capable of improving its work and encouraging its stakeholders’ participation through soliciting their opinions.

China Southern Airlines’ communication mechanisms with its stakeholders

Stakeholders	Contents	Expected objectives	Forms or channels of communication	Main jobs in 2012
Investors	Safeguarding stakeholders’ interests Improving operation performance Corporate governance Strategic planning	Sustainable and stable ROI Sound corporate governance structure Good information dissemination system Good risk mitigation system	Periodic report and temporary bulletin, general meetings of shareholders, board meetings, meetings of the board of supervisors, Results roadshow, Investor presentation Investor Relations Website	Publishing periodic report and temporary bulletin; Convening the general meetings of shareholders, board meetings, meetings of the board of supervisors
Government	Boosting regional economic development Offering employment opportunities Protecting the environment	Lawful operation Increasing tax revenue, boosting employment Saving energy and reducing emissions Clean production	Topic-based reports Investigating, surveying and visiting Project cooperation Working meetings Statistical reports

Premier Wen Jiabao heard about the report of Si Xianmin, Chairman of China Southern Airlines; Administration of Work Safety of Guangdong Province, Development and Reform Commission of Guangdong Province paid a field investigation to China Southern Airlines; Signing strategic cooperation agreements with five Australian Tourism Bureaus

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Clients	Flight safety Service quality Product prices Communication channels and effects	Sustainable safety Quality service Reasonable prices Responding to clients’ suggestions or complaints earnestly and promptly	Contact chain service Clients’ feedback Customer relationship management Online service	Signing key account partnership agreements with 22 Central enterprises Customized cooperation plans Holding Overseas Account Annual Meeting in Auckland in 2012
SkyTeam Alliance	Development and cooperation on alliance projects Joining in discussions on alliance affairs Joining in the alliance’s uniform actions	Establishing an effective alliance liaison system, Co-building a win-win situation through effective communication and cooperation	Alliance meetings Project groups Teamwork	Undertaking SkyTeam Alliance Board Meeting and Summit in 2012, Co-developing SkyPriority projects
Employees	Human resource policies Career development planning Safeguarding employees’ rights Joining in corporate operation	Building effective communication Enhancing employees’ training Improving employees’ welfare Impartial, transparent and healthy HR policies	Meetings of employees’ representatives Labour union Mailboxes for proposals and forums Training

Holding the Seventh Online Exchange Meeting between General Manager, Party Secretary and Employees:

85,294 clicks on the online exchange meeting, 1755 attendees posting messages, Over 1600 communications

Suppliers	Integrity Company’s competency	Honest operation Mutual benefit and reciprocity Common development	Business negotiation Contracts and agreements Training and technological exchange meetings	China Southern has signed strategic cooperation agreements with airports in Sydney, Melbourne, Brisbane, Perth, and Guangzhou

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Financial institutions	Creditworthiness Development prospect Financial situation and key indicators	Improving solvency Reducing operational risks	Contract negotiations Business exchange meetings	Co-launching Industrial Bank-China Southern Sky Pearl Credit Card with Industrial Bank
Communities	Harmonious communities Environmental protection Sharing fruits of corporate development	Establishing communication and exchange mechanisms Increasing input on public welfare	Charitable and public welfare activities of Ten Cent Care Foundation Volunteering

Attending the 1st China Public Welfare and Charitable Project Exchange Meeting, Donating RMB 1 million to the poverty relief project launched by the Foreign Ministry,

Donating RMB 1 million to Guangzhou Civil Aviation College to be used as students’ scholarships

Experts	Management processes, systems and regulations, work books	Improving the company’s internal process Improving the ability to fend off external risks	Communicating, exchanging ideas, interviewing, visiting and investigating

Accepting external experts’ feedback and suggestions for the internal system;

Inviting industrial experts to discuss the given themes, such as flight skills, airplane maintenance, clean production, management and so on

Media	Corporate social responsibility, environmental protection, brand image	Establishing an information publicity channel, Conveying China Southern’s voice effectively	Press conferences Media sessions

Holding a press conference for the Canton Route in addition to the press conferences on the inauguration from Guangzhou to Los Angeles and London;

Holding a forum on energy conservation and emissions reduction;

Accepting an interview with CCTV News

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Competitors	Impartial and orderly competition Industrial prospects Innovation and development	Fair competition, friendly cooperation, healthy and harmonious industrial development	Forums and conferences, communicating and learning	Continuing to implement the Hundred Staff Tentative Training Scheme with executives from foreign airlines

In December 2012, China Southern invited nearly 200 people from its elite members, key accounts, sales agencies, local Australian clients and officials to its Annual Meeting of Key Accounts, which, for the second time, China Southern held abroad. China Southern shared its business results of the year with its clients and listened to the demands and suggestions of the stakeholders.

In addition, China Southern plays an active role in facilitating tripartite and multi-party collaborations in order to build a broader cooperation platform for the aviation industry.

By signing the tripartite Memorandum of Understanding with Guangzhou Baiyun International Airport and the SkyTeam Alliance, China Southern made a commitment to optimise the airport service flow and to provide an efficient and quality travel experience via the three service collaboration projects, namely “SkyPort”, “SkyPriority” and “SkyTransfer”.

Through signing the four-party cooperation agreement with the SkyTeam, China Eastern Airlines and Beijing Capital International Airport, China Southern intends to carry out further cooperation while seeking supportive policies, air route expansion, process optimisation and service improvement, in order to improve SkyTeam customers’ experience of transferring flights at Beijing Capital International Airport.

In addition, China Southern has also signed a flight transfer agreement for times of flight delays with Hong Kong Airlines and Hong Kong Express.

4. Progress on CSR in 2012

As a member of greater society, China Southern always adheres to its original commitments. The company incorporates its corporate development into the overall national economic and social development. It has done its utmost to boost social harmony, endeavouring to strike a balance between social responsibility and commercial profits in addition to simultaneously improving the economic effects and social effects of its operations. The company has focused on the following jobs in 2012:

Integration of ideas

Through integrating social responsibility concepts into the corporate culture of China Southern, the company maintains a strong awareness of social responsibility in its brand construction and transparently puts forth its objectives and activities concerning social responsibility. While proactively expanding in the market, China Southern spares no efforts to play an exemplary role in society and to disseminate information about its social responsibility.

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Input of Actions

Overview of China Southern’s activities regarding social responsibility in 2012

Serial No.	Category of responsibilities	Actions
1	Responsibility management	Establishing the identification framework of key issues regarding social responsibility, publishing behavioural norms for suppliers
2	Security management	Establishing a long-acting security mechanism, winning “Flight Safety Diamond Award” and achieving an accumulated 10 million hours of safe flight operations
3	Market responsibility	Improving service standard, launching the all-around SkyPriority Scheme, striving to build an international brand
4	Environmental responsibility	Adhering to the philosophy of green flight, launching activities for conserving energy and reducing emissions
5	Employees’ rights & Benefits	Improving the remuneration system for temporary workers and contract workers
6	Public welfare	The amount of tax-paying and fund contributions stands at RMB 8.42 billion, donating RMB 5.12 million to Ten Cent Care Foundation
7	Overseas responsibilities	Keeping a local foothold, integrating into local communities, achieving harmonious development

When purporting social responsibility concepts, China Southern also keeps in close contact with the institutions doing research on social responsibility and takes an active part in questionnaires, surveys, and seminars about social responsibility. These activities aim to disseminate China Southern’s outlook of social responsibility to the public and serve as a call to action for more people to join. As a member of the SkyTeam’s Social Responsibility Committee, China Southern attended the SkyTeam’s Social Responsibility Summit in 2012, submitting the annual outline for social responsibility actions and taking an active part in related seminars, in addition to making suggestions on how to fulfil SkyTeam’s social responsibilities and concerting the concerned parties’ actions.

China Southern has also actively joined the training course on improving Central enterprises’ social responsibility management, which was organised by the State-owned Assets Supervision and Administration Commission. Through the training, the company enriched its knowledge on social responsibility management and improved its management competency, thus prompting China Southern to continually explore new management systems and plans.

In 2012, China Southern benchmarked and evaluated its social responsibility management, and implemented behavioural management projects for its suppliers. In October, the company released the expected behavioural norms for the suppliers and demanded its suppliers behave in accordance with the requirements outlining CSR management. In the coming years, China Southern will provide training courses on social responsibility projects for its suppliers and continually regulate their behaviour so that they can cater to the company’s standards and the industry’s ever-changing characteristics.

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5. Opportunities and Challenges

Currently, the evaluation criteria of social responsibility are diversified and now include improving information transparency and boosting the sustainable development of communities and the environment, as compared to simply public funding in the past. The present evaluation criteria underscore the organic combination of the company’s core business activities and its social responsibilities. Reinforcing its awareness of social responsibility is of vital importance to improving its competitiveness.

China Southern’s attainment of its goals regarding social responsibility is limited by both internal and external environmental factors. In light of the company’s operational situation, the Social Responsibility Management Office regularly conducted a SWOT analysis of its social responsibility work, and the outcome of the analysis is considered to be a crucial factor in the company’s yearly plan on social responsibility.

SWOT analysis of China Southern Airlines’ corporate social responsibility

Strengths

Sound organisational assurance system on social responsibility;

Clearly defined strategic planning on social responsibility;

Ten Cent Care Foundation provides sufficient resources for social responsibility work;

Rich atmosphere for fulfilling social responsibilities

Weaknesses

Incomplete management system on social responsibility;

The measures and criteria for an effective appraisal of social responsibility work yet to be improved;

Mismatch between the company’s social responsibility management competency and its scale, resulting in the underperformance of some aspects of social responsibility

Opportunities

The public’s increasingly reinforced awareness of corporate social responsibility;

Gradually improving criteria for corporate social responsibility;

Increasingly wide and deep exchanges and cooperation on corporate social responsibility

Threats

The public’s higher expectations of enterprises to fulfil social responsibilities;

The impact of the global macro economic fluctuation on social responsibility work;

Technical restrictions that make it difficult to attain the objectives of social responsibility work

Part 5: Reinforcing Corporate Social Responsibility

Achieving harmony between social responsibility and corporate operations through the incorporation of the CSR strategy into the business strategy and everyday corporate operations is crucial to upgrading continued CSR efforts and better fulfilling CSR goals. China Southern launched a number of themed actions in 2012 to promote its social responsibility. The actions were carried out by focusing advantageous resources and selecting core CSR issues and projects that best showcase China Southern’s business advantages. As a result, its efforts have been widely recognised by society.

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1. Serving the People and Striving for Excellence

Last year, the Central Government launched its “Serve the People, Excel in Performance” campaign across governmental bodies and service departments to promote service awareness and to improve their working style in order to better serve the people.

In line with the overall deployment of the Central Government Leading Group for the campaign, China Southern used the campaign as an important impetus for the continued upgrading of its services, brand image and responsibilities. In August of 2011, China Southern was selected by the Organisation Department of CCCPC and the State-owned Assets Supervision and Administration Commission of the State Council (SASAC) as one of the key enterprises to be contacted by the Leading Group.

In 2012, China Southern made the “Four First-Classes” initiative its core target. It also added the “Three Publicities”, the “Three Competitions” and the “Three Appraisals” initiatives as its foundation and “pragmatism and effectiveness” as its guiding principles in order to realise the “Four Notable Changes”, thus becoming a satisfactory direct-to-consumer unit living up to people’s expectations and building a quality service brand.

Link:

  “Four First-Classes” initiative: heighten all service departments’ awareness to deliver first-class services; raise service levels to create a first-class service brand; improve ability and competence to build a first-class service team; cater to people’s needs to produce first-class service effectiveness.

  “Three Publicities”, “Three Competitions” and “Three Appraisals” initiatives: publicise the service standard for each service area, each cadre’s basic personal information, and each cadre’s post duties and obligations; competitions in skills, manners, and performance; mass appraisal, party members’ mutual appraisal, and leaders’ review and appraisal.

  “Four Notable Changes”: notable strengthening of service awareness, notable improvement in service ability and competence, and notable increase of service effectiveness.

Over the past year, China Southern began many new service measures, including implementing more than 1,600 convenience measures. For example, China Southern’s Xinjiang Branch launched a luggage departure confirmation system, the first ever in the nation. Another example is China Southern’s Ground Service Division, which successfully saved passengers time in queuing and walking by moving their services forward, rearranging the shift scheduling mechanism for international flight check-in services and setting up transfer and transit lounges. Similarly, China Southern’s Shenzhen Branch effectively accelerated the transfer and check-in processes by adopting coloured luggage tags.

In addition, China Southern launched the “Serve the People: Model Employee of the Week” programme. Thus far, a total of 36 employees from various divisions have been awarded the “Model Employee of the Week” title, and more than 2,500 basic level employees have been given the “Model Employee” title.

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Furthermore, China Southern introduced innovative approaches to servicing. For example, China Southern created more than 2,000 Communist Party model member posts, made public over 1,300 service commitments and solicited high customer satisfaction ratings. The Youth League sub-branch under China Southern initiated the “Young League Members Action Week (Day)” programme and contributed more than 10,000 man-hours to front line customer consulting services.

Recognition:

In 2011, executives of China Southern delivered a speech committing the company to the “Serve the People, Excel in Performance” campaign during a video conference regarding the campaign hosted by the Organisation Department and SASAC.

The article “Accelerate Corporate Strategic Transformation in the Spirit of ‘Excel in Performance’” by China Southern was circulated in writing among the participants of the National Meeting on the “Excel in Performance” Campaign held by the Central Government in Beijing in May of 2012.

Additionally, the Party Committee of China Southern Airlines was granted the “National Advanced Grassroots Party Organisation in the ‘Excel in Performance’ Campaign” title by the Organisation Department of the CCCPC in June of 2012.

2. Social Responsibility Management of the Supply Chain

The public’s expectations of enterprises progress as human society advances. Companies are no longer limited to focusing on their own corporate social responsibility: CSR in the supply chain is also becoming increasingly important. In fact, CSR in the supply chain has become an important part of CSR strategies for modern enterprises. In other words, companies should not only fulfil their responsibility to society as corporate citizens, but they should also manage the risks that may exist in their supply chain.

In the past year, the China Southern Supplier Code of Conduct was issued, which specifies China Southern’s requirements of its suppliers in the areas of legality and compliance, ethics, safety, quality, environmental protection and the continued improvement of CSR performance. The issuance of the Code of Conduct will help China Southern to incorporate its requirements of the supply chain members in terms of CSR into its business activities and motivate them to accept and support CSR principles and practices. Meanwhile, China Southern is committed to supporting the suppliers by helping them carry out social responsibility assessments through online trainings, questionnaires and site visits, thus enhancing their CSR management and performance as well as helping them better understand and comply with the China Southern Supplier Code of Conduct. Please visit our official website for more information:

http://www.CSAH.com/cn/about/static/gongyingshangxingweizhunze.shtml.

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3. Honours in Social Responsibility Management

China Southern’s efforts and achievements in its CSR programs in 2012 have been widely noticed and recognised.

In May, China Southern was awarded a certificate by the China Federation of Industrial Economics (CFIE) for its annual CSR report issuance, the fifth time in five consecutive years, for its commitment to saving energy, undertaking social responsibility, practising “green flying” ideas and promoting low carbon travel. This certificate was presented at the CSR Reports Press Conference organised in Beijing.

Also in May, China Southern was listed in the “Top 100 Green Companies in China 2012”, for the fifth time in five consecutive years, for its performance as an industrial leader in aspects of economy, society, environment, innovation and transparency. The list is co-organised by the Daonong Centre for Enterprise and the Green Herald Magazine.

In July, China Southern was the only airline to have been invited to the “China Charity Fair 2012, Shenzhen”, which is sponsored by the Ministry of Civil Affairs, the SASAC, the All-China Federation of Industry & Commerce, among others.

In September, China Southern was honoured by being included in the “Top 100 Listed State-owned Companies for Excellent Performance in CSR”, as selected by Southern Weekly. It topped China’s three largest airliners, the other two being Air China and China Eastern.

In October, China Southern’s CSR Report was rated AA- and placed 15th among the 582 participating companies in the “What the Future Looks Like - the 4th CSR Reporting Summit Forum & CSR Reports Rating and Awarding Ceremony for A-Share Listed Companies”.

Also in October, China Southern was listed in Fortune’s “Top 50 Most Praised Chinese Companies in 2012” for its outstanding performance in CSR, products and services, and innovation, topping companies in the communication, transportation and logistics industries.

Part 6. Safety Management

As the foundation for survival and development, safety is the most important social responsibility of airline companies. China Southern has been adhering to the safety philosophy of “Safety First, People Foremost” and striving to fulfill its safety values of “being scientific, people-oriented, standardised, and sustainable”.

1. The objectives and implementation of safety management

In 2012, China Southern successfully maintained its leading position in safety performance in the industry by strictly implementing safety responsibilities, paying great attention to safety policy research, strengthening the quality of security assurances and carrying out key risk management to deepen safety promotion projects and to continue enhancing the practice of safety management to achieve a sustained safety strategy.

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Category	Items	2011	2012	2012/2011
Safety indicators	Flight accident proneness rate per 10,000 flight hours	0	0.036	+0.036
	Rate of serious flight errors per 10,000 flight hours	0.146	0.065	-0.081
	Rate of aircraft maintenance accident proneness per 10,000 flight hours	0	0	0
	Rate of serious errors in aircraft maintenance per 10,000 flight hours	0.031	0.022	-0.009
	Passing percent of in-flight catering,	100%	100%	0

* The definitions of the indicators refer to the standard of Commercial Aircraft Accident Pronenesses (MH/T 2001-2013).

2. Strengthening the foundation of safety management

The year 2012 saw China Southern maintain an overall stable safety performance despite a fluctuation for a time in the first six months. China Southern gave great attention and took immediate and forceful measures to stop this fluctuation from descending further by carrying out a “Six ‘Checks’” Safety Rectification Campaign (i.e., checking the responsibility, management, regulations, technology, team-building and information). This rectifying inspection and the overarching supervision of its 18 branches and subsidiary companies were undertaken 14 times by major leaders, and a total of 178 problematic items were found. China Southern insisted on launching the Anti-violation-of-regulations Campaign to strengthen its safety supervision, particularly by organically combining management factors with human factors on the basis of practical situations to reinforce the security team construction in the aspects of thinking, working style and technology, with equal importance attached to each.

Regarding management, China Southern has consolidated its safety leadership, requiring major efforts of principal leaders and the full attention of responsible leaders. In 2012, China Southern held X Corporate Safety Video Conferences, and its corporate leaders have led groups of people in conducting over 20 grassroots investigations. It is a regular practice in China Southern for leaders at all levels to pay great attention to safety operations and to take the initiative to inspect its grassroots units.

Be strict in personal liability and accountability.

China Southern has set up a three-tiered accountability system, including leadership responsibility, management responsibility and employee responsibility, incorporating the Letters of Safety Responsibility in each layer and establishing a quarterly assessment warning system to ensure safety responsibility.

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Continue to improve the safety system.

In 2012, China Southern improved its safety system in the following four aspects: first, it made timely amendments to the systems and standards that did not comply with industry regulations and the practice of safe production; second, it immediately developed new safety systems or standards in the fields void of such regulations; third, it abolished obsolete systems and standards over time; and fourth, it learned from advanced systems and standards both at home and abroad. Also in 2012, China Southern again passed the re-certification of IATA Operational Safety Audit (IOSA). The company has successfully incorporated the concepts of quality control and risk management and made a comprehensive revision of nearly 1,000 items related to standards after four safety audits in an endeavour to achieve a world-class standard.

Improve safety institutions.

In accordance with SMS’s management concept, China Southern has reorganised its Safety Supervision Division and established important management teams in the aspects of safety policy, risk management and safety culture, by recruiting talent with a full understanding of business and safety and a strong sense of responsibility. In 2012, the company grew by nearly 100 full-time posts in safety management.

3. Upgrading safety control capabilities

Flight:

The flight team is at the core of ensuring aviation safety; thus, flight management is an important post with regard to airline companies’ safety management. The foundation of airline safety largely depends on the management of flight management personnel. In 2012, China Southern held many flight management seminars and demanded flight cadres to be technical and safety models for the entire flight team, to be the responsible and competent head of safety management by realising their own weaknesses, and to be a spokesperson for the pilot to solve difficulties without delay and take charge of the stability of the flight team with the understanding of the overall situation of both the company and the industry.

Flight technology research is one of the characteristics of China Southern’s flight training. In 2012, China Southern held themed technology symposiums on different aircraft, which incorporated advanced knowledge and theories from home and abroad in areas such as fundamental flight theories, flight training management, airborne equipment application, judgment, risk management, and psychology. Meanwhile, China Southern has actively communicated with relevant parties, including the International Civil Aviation Organization (ICAO) and aircraft manufacturers, among others, to improve its own theoretical level, flight training and technical managerial capabilities, whilst implementing the outcome of the research.

Case Study: Launching a Long-term Investigation into Flight Team Building

In 2012, China Southern investigated its flight team building management, including the flight cadre team building and team building with regard to the processes of safety management, technological upgrades, operations management, corporate transformation and hub construction and pilot cadet growth in order to put the investigation into practice and ensure sustained flight safety.

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Aircraft maintenance:

China Southern took the opportunity of the “Five Zeros” Maintenance Competition to continuously improve maintenance quality and to ensure aircraft safety and airworthiness. The “Five Zeros” refers to “zero accident proneness, zero human errors, zero AOG parking, zero malignant delays and zero valid complaints”. In 2012, China Southern revised the “Five Zeros” Competition and further detailed its assessment indicators by setting up 16 separate awards covering the main business operations and key maintenance projects, such as awards for a Safety Quality Contest and Cost Control Contest, among others. The competition required that the maintenance system be in strict accordance with the manuals, standards, procedures and requirements and put a special emphasis on reducing major, complicated and repetitive aircraft failure to ensure the reliability of aircraft engines. In particular, the revision stressed that the interval of service should be reasonably scheduled, and fatigue operation is strictly prohibited.

Case Study: Guangxi Branch Achieves “Five Zeros” for 42 Consecutive Months

Since the start of the “Five Zeros” Competition, the Guangxi Branch Aircraft Maintenance Plant has been reasonably allocating maintenance resources; as a result, its capabilities in maintenance safety and on-schedule flight support steadily improved. Through December 2012, the Guangxi Branch maintained its record of “Five Zeros” for 42 consecutive months.

In the future, China Southern will continue to improve the competition content to continually align it with the characteristics of maintenance work, and thus enrich its internal significance and extend its life cycle.

Aviation security:

The aviation security situation in 2012 was relatively severe. As a result, China Southern issued 46 interim work measures to strengthen its aviation security. According to the principles of “air defence, ground safeguards and internal purity”, more stringent requirements were issued in the areas of aviation security, ground safeguards and internal purity as well as emergency information management. Meanwhile, all employees were required to further familiarise themselves with the company’s air defence emergency pre-plan, so the crew members are prepared in advance to coordinate with each other to carry out anti-hijacking and anti-explosion plans. In addition, China Southern increased the frequency of cabin inspections to better understand its customers’ movements and then implemented effective monitoring to prevent illegal personnel and unchecked goods from boarding the plane.

Furthermore, China Southern has formulated an aviation security threat message processing program to standardise the disposal process and minimise its possible loss.

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Case Study: At 17:30 pm on 8th October, a China Southern passenger airplane diverted to Zhongchuan Airport in Lanzhou City, Gansu Province after receiving anonymous terrorist information. All passengers and carry-on items were inspected by the airport security department, but nothing suspicious was found; later, the airplane was allowed to resume service. The suspect who fabricated the information was captured by the police and confessed everything; he is now in criminal detention. As for this process, China Southern had adopted an emergency pre-plan, and the passengers appeared calm.

Catering:

In-flight catering refers to the food or drink offered exclusively in the specific environment of air transport. Alongside the increasing development of the aviation industry, the safety of in-flight catering has become increasingly important. In 2012, China Southern assumed grading accountability in catering safety by signing the Safety Liability Statement. Some 88 copies of the Statement were signed within the company administration, with 213 signed with work teams and groups and 2,325 with each post. Meanwhile, rules and regulations were also improved and included amendments of safe operation checklists, containing 114 items related to catering safety, aviation security and dinnerware management to complete the in-flight catering security system.

China Southern has established a strict food monitoring system to effectively prevent food risk; hence, in 2012, in-flight catering achieved 100% of the health criteria without one occurrence of graded unsafe events or effective complaints throughout the year.

Ground:

Pay close attention to ground safety through stringent management measures.

China Southern regards ground safety, aviation safety, maintenance safety and aviation security equally and pays great attention to the ground safety production processes, including vehicle traffic, fire fighting and food safety.

Strengthen emergency management and ensure the smooth transmission of information.

The modern customers’ desire for flight safety and punctuality has grown increasingly high; however, the complicated weather of 2012 caused occasional delays and air turbulences. China Southern developed contingency measures and implemented emergency procedures without delay to ensure a speedy return to normal flight operations.

4. Improving safety awareness and investment

The safety awareness of an enterprise determines its safety level and is the basic premise for safety production. China Southern has strengthened its safety awareness within the following four aspects. First, safety comes first. Priority should always be given to safety when there is a conflict with any other work at any time. Second, one can guess what is coming based on one small clue. The relationship between a “minor event” and a “major event” should be handled properly; no thought is too small when it comes to safety. Third, people should be vigilant in times of peace and should clarify the relationship between “nothing’s wrong” and “something’s wrong”. Safety starts from scratch every day. Fourth, keep a tight reign on safety management without partiality.

In addition to strengthening internal safety awareness, China Southern also made use of the advantages of window services and organised volunteer air policemen, and air marshals to promote safety knowledge in the waiting halls, including the embargo of dangerous goods, measures for anti-theft in flight and aviation safety instructions.

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Case Study: In June, 2012, China Southern launched the Safety Management Education Campaign against the Violation of Regulations and Looseness throughout the whole company. A total of 109 items prone to the violation of regulations were sorted out; and 5,388 people participated in the education campaign, which basically accounts for the entire flight crew.

China Southern values the investment in safety and continued to increase its safety management personnel and set up full-time safety management institutions in all systems critical for operational safety. Moreover, all the branch and subsidiary companies increased their input into the safety management of the flight operation departments and maintenance plants as well as the technology departments for operational safety, and they trained a group of flight, maintenance and dispatch personnel that exceed the standard of the industry. As for funding, China Southern takes out 0.075% of its operating revenue every year for the establishment of a safety management fund. China Southern invested 460 million yuan for flight training in 2012.

Part 7: Green Development

1. Policies on Environmental Protection

Environmental protection is a key issue influencing the sustainable development of human society, and China Southern is highly concerned about the notable growth of global greenhouse gas emissions, climate change and declining biodiversity. In addition to positively echoing the proposals and milestones on sustainable development put forth by international organisations, such as the United Nations, International Civil Aviation Organisation, International Air Transport Association and SkyTeam Alliance, China Southern also proactively supports the Chinese government’s policies on energy conservation and emissions reduction. The company has taken decisive measures to improve its energy efficiency and to reduce its greenhouse gas emissions, thus responding to the public’s demand for sustainable development, which includes environmental protection and ecological balance.

In 2007, China Southern formulated and published its environmental protection policies with the hope of continually improving its environmental governance under the guidance of sound policies. These policies include the following elements:

1) Strictly observe national laws and regulations on environmental protection as to reduce energy consumption and emissions

2) Make commitments to environmental protection with regards to the real situation and set attainable goals

3) Reinforce employees’ environmental protection awareness and mobilise them to join in environmental protection

4) Ensure open and transparent environmental protection work and promptly reveal internal information on environmental protection to stakeholders

5) Positively respond to stakeholders’ expectations of China Southern’s environmental protection performance

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6) Oversee affiliated enterprises’ performance on environmental protection and incorporate them into China Southern’s environmental protection management as to co-build a harmonious environment

2. Overview of Energy Utilisation

1) Resource consumption

China Southern primarily consumes energy and water in its production and operations. In addition to other fossil fuels, such as gasoline and diesel, the consumed energy is primarily jet fuel, which accounts for over 97% of China Southern’s non-renewable energy consumption. In 2012, the company consumed around 4.8 million tons of jet fuel and 20.27 million tons of water, emitting 15.12 million tons of carbon dioxide.

Classified statistics of energy consumption in 2012

Classification	Quantity	Equivalent to standard coal (tons)	Percentage (%)
Jet fuel	4,809,302.00 (tons)	7,076,406.96	97.83%
Gasoline	8,274.95 (tons)	12,175.76	0.17%
Diesel	8,498.04 (tons)	12,382.50	0.17%
Coal	103,017.91 (tons)	73,585.69	1.02%
Electricity	210.4050 (million kilowatt hour)	25,858.78	0.36%
Natural gas	15.6223 (million m3)	18,746.82	0.26%
Liquefied gas	676.66 (tons)	1,160	0.02%
Other	8,860 (tons)	13,036	0.18%

2) Energy efficiency

China Southern’s major energy utilisation efficiency is indicated as follows:

The average fuel consumption for all aircrafts stands at 0.00030 tons per kilometre. The average fuel consumption of passenger flights is 4.15 litres per hundred kilometres for each passenger. China Southern’s total energy consumption is equivalent to 7.2333 million tons of standard coal, and the average energy consumption per ten thousand yuan earned is equivalent to 0.7 tons of standard coal. The energy efficiency is basically the same as 2011, meaning the company has maintained its high standard.

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Statistical data of energy conservation and emissions reduction from 2008 to 2012

	Measurement units	2011	2010	2009	2008	2012
RTK	10,000	1446102	1310361	1006747	919969	1616013
RPK	10,000	12234430	11132752	9300182	8318360	13553473
Fuel consumption per ton-kilometre	Ton	0.00029	0.00030	0.00041	0.00033	0.00030
For all airplanes
Fuel consumption	Ton	4238856	3933142	3313842	3010407	4809261
	Litre	5367537178	4978606329	4194736709	3810641772	6087605596
Fuel efficiency	g/RTK	293	300	329	327	298
	litre/100RTK	37.12	37.99	41.93	41.69	37.75
CO2 emissions	Ton	13357125	12389262	10451858	9494824	15149172
	g/RTK	924	945	1036	1030	939
CO emissions	Ton	——	——	——	——	12397
Nitrogen oxide emissions	Ton	89442	82962	69989	63580	101442
For passenger airplanes
Fuel consumption	Ton	4006345	3742944	3261796	2943317	4532897
	Litre	5071322784	4737903797	4155154	3749448	5737844303
Fuel efficiency	g/RPK	33	34	35	35	33
	litre/100RPK	4.15	4.26	4.47	4.51	4.15
CO2 emissions	ton	12619986.75	11790274	10287705	9283222	14278625
	g/RPK	103.15	107.10	110.62	111.6	103.15
CO emissions	Ton	——	——	——	——	11684
Nitrogen oxide emissions	Ton	84507	78951	68889	62163	95613

3. Implementing Green Flight

China Southern Airlines highly values its green development and considers it a crucial measure to improve its core competency and fulfil its social responsibilities. In 2012, the company adhered to the concept of green flight, green service, green consumption and green innovation, striving to conserve energy and reduce emissions.

1) Optimising Fleets and Introducing New Airplanes

Optimising the fleet structure is the most important measure airline companies can take to conserve energy and reduce emissions. Compared with old aircraft, new aircraft are safer, more fuel-efficient and less noisy. In recent years, China Southern has devoted itself to optimising its fleet structure. In 2012, the company introduced 54 new aircraft and sold 7 old aircraft. The average age for the fleet was reduced to 6.6 years, which decreased fuel consumption greatly improved energy efficiency.

Currently, China Southern possesses four A380s, which have the benefit of superb performance in environmental protection. Their prominence in environmental protection is reflected in four aspects. The A380 has large carrying capacities, thus better utilising space of the airport and reducing their impact on the airport environment. In addition, the fuselages of the planes are made of composite materials that reduce the weight of the aircraft and thus lower fuel consumption and consequent emissions. The A380 uses new engines and features an advanced wing and undercarriage design. Resultantly, it can ascend over a shorter time period with less noise. Finally, the A380 is more fuel-efficient - with an average fuel consumption of 2.9 litres per hundred kilometres for each passenger, saving 30% more fuel than ordinary aircraft.

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2) Optimising Air Routes

The overall fuel consumption of an airline company hinges on the layout of its air routes. Shorter flight distances will result in less fuel consumption. China Southern Airlines insists on straightening its flight routes and constructing sky highways in order to simplify the entry and departure procedures as well as reduce flight time and fuel consumption. Take the flight routes to South Korea as an example. From the perspective of its flight plans, airway navigation, airspace structure and the requirements for transoceanic flights, China Southern has optimised its flight routes between Cheju and Changchun, Shenyang and Dalian. The distance of each flight has been reduced by nearly 100 kilometres, on average. There are 18 flights between Cheju and the three cities every week, and the optimised flight routes save an estimated 5,156 minutes of flight time and 197 tons of fuel each year.

Using Provisional Flight Routes

China Southern has been cooperating with local air control authorities and air forces to develop projects to optimise both flight routes and also the procedures for entering and departing airports. Statistics on the practice of optimising the flight routes between January and October, 2012 suggest the average optimising rate for the year is 44.84%, with 20,634 flights optimised, 1,363.4 flying hours and 3,204 tons of fuel saved.

Case Study: The China Southern Airlines Shantou Branch has taken a number of measures to optimise its flight routes, including coordinating related departments, introducing a secondary radar monitoring system, and reinforcing pilots’ fuel conservation management. From January to August, the usage rate of optimised flight routes stood at 83.88% on average, saving over 500 hours of flight time, which is equivalent to six captains’ total flight hours for one month.

Optimising Flight Routes and a Timetable Shift

Optimising flight routes is central to reducing fuel consumption. By continually optimising flight routes, China Southern has minimised its fuel consumption and improved its fuel efficiency in addition to broadening its energy-saving channels. At the turn of winter and spring in 2012, the company had optimised numerous flight routes such as Guangzhou to Amsterdam and Guangzhou to Paris, thus saving 2,093 tons of fuel and reducing 6,500 tons of carbon dioxide.

3) Introducing Speed Control

It is most efficient for automobiles to move at an average speed of 90 kilometres per hour. Similarly, airplane manufacturers also recommend a most efficient speed for airline companies. Learning from the operating experiences of its international competitors, China Southern has also made use of this cost index to control its flight speed. In general, a higher cost index means a quicker flight speed and higher fuel consumption. In light of these fuel and time costs, China Southern has calculated and adjusted the cost indices for different aircrafts. By implementing these dynamic flights, the company has created new energy-saving channels. For example, take the Boeing 737-800 aircraft’s Guangzhou-Beijing flight route. If the cost index of this aircraft, with a payload of 12 tons, is reduced from 40 to 20, 148 kilograms of fuel can be saved. After a trial operation, China Southern was able to save over 1,000 tons of fuel each month.

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4) Insisting on Secondary Release Technology

Secondary release is a fuel conservation technology widely applied in long-haul international flights. Generally speaking, secondary release can save energy, reduce pollution and protect the environment. At present, China Southern has universally employed secondary release technology in its long-haul flights. The flight from Paris to Guangzhou for example, after using secondary release, can save around 5 tons of fuel. All of the flights on the Guangzhou-Los Angeles route use the secondary release technology, while 96% of Guangzhou-Sydney flights employ the technology. In addition, 88% of Boeing 747 Freighters on European and American routes employ secondary release. According to statistics, China Southern saves over 800 tons of fuel each year by using secondary release technology.

5) Other Energy-saving Technologies

i. Accelerating the installation of wingtips on B737NG aircrafts

Installing wingtips can effectively lower fuel consumption and improve an aircraft’s payload in addition to extending its range. China Southern has decided to install wingtips on the newly purchased B737NG aircraft. As of now, the company has installed wingtips on 12 737NGs, and it also plans to install wingtips on 125 aircraft in the years to come.

ii. Reinforcing efforts to upgrade and modify engines

Modified engines will help to reduce fuel consumption by 0.7%. China Southern plans to modify 108 A320-series V2500-A5 engines, and it has already completed 26 of these modifications. Meanwhile, the company also plans to carry out EP modification on 31 A330-series engines, which will lower the fuel consumption by 1.1%.

iii. Reducing the usage rate of APU (Auxiliary Power Unit)

This means making reasonable use of ground facilities. After aircraft have landed, it is preferable to use ground power supply and air-conditioning. By using ground power supply devices and controlling the APU’s operational time, the usage of APU is minimised.

iv. Adopting new technologies to control fuel costs and refining fuel-saving management

At present, China Southern has been studying the establishment of a refined fuel management system through flight data. The system enables controllers to know about a tank’s remaining fuel during flight in real time and refine their management of fuel consumption. Through electronic recordings, the system aims to reduce human errors. In addition, this system enables controllers to reinforce their fuel management in order to conserve energy and reduce emissions and provides evidence for optimising fuel consumption at each point.

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6) Upgrading Information Technology and Advocating Low-carbon Travel

China Southern also makes use of information technology to save energy. The company is a pioneer in e-business, including electronic tickets and check-in. In addition, the company has introduced information systems that cover extensive business processes, such as the revenue management system, operation control system, financial management system, human resource system, cargo transport system, and office automation system, among others. These technological innovations are for the passengers’ convenience, whilst also saving costs, lowering energy consumption, and improving service efficiency and quality. Additionally, they allow passengers to take low-carbon trips and enable employees to work with paperless operations, creating a win-win situation with sound economic and social effects.

7) Continuing Clean Production

Since March 2012, China Southern has integrated its aircraft surface cleaning into the concept of green flight. Aircraft surface cleaning includes projects as diverse as compulsory maintenance and the Five Zeros competition. Cleaning aircrafts in a timely manner and keeping surfaces clean together are conducive to lowering fuel consumption and curbing the increase of the airplanes’ weight and resistance as well as preventing the reduction of their elevating forces as caused by air pollution. According to statistics, if a Boeing 757’s resistance is increased by 1%, the aircraft must reduce its payload by 900 kilograms, while increasing its fuel consumption by 75 tons and carbon dioxide emissions by 236.24 tons annually. Similarly, a Boeing 737 aircraft is likely to reduce its payload by 600 kilograms when its fuel consumption and carbon dioxide emissions increase by 45 tons and 141.74 tons, respectively, when its resistance increases by 1%. If an aircraft can reduce its weight by 100 kilograms, it can save approximately 10 kilograms of fuel per hour. Calculating an 8.5-hour flight for each aircraft on a daily basis, this means one airplane can save nearly 31 tons of fuel per year. By the end of 2012, China Southern had cleaned 890 aircrafts continually and polished 80 aircrafts.

In order to find an environmentally friendly degreasing detergent, China Southern has been delving into new technologies for cleaning its aircraft’s surfaces. After numerous trials, the company succeeded in making a wax detergent of its own. In addition to its strong dirt-removing power, this new technology creates an environmentally friendly protective film on the aircraft’s exterior, which decomposes naturally over time.

4. Optimising the Management of Ground Energies

China Southern has implemented the concept of green flight from the ground to the air. Concerning its ground energy management, China Southern has stuck to the principle of optimising resource allocation. The company has taken numerous effective measures with regards to vehicle management and architectural energy conservation as to advocate for the strategy of clean production while broadening the enterprise’s green development space.

Case Study: Since June 2012, China Southern Airlines’ Dalian Ground Service Division has formulated green operation norms for its 26 shuttle vehicles and stair vehicles under its first-line service. Dalian Ground Service proactively maps out training and operational plans that cover the processes of vehicle selection, usage, maintenance, repair and management as to ensure these special vehicles’ low-carbon footprint and ever-decreasing emissions in addition to standardising their flight-supporting work. Moreover, Dalian Ground Service holds ongoing fuel-saving competitions for its pilots, aiming to improve their comprehensive skills. Forty days after the plans were implemented, the pilots had saved 1480 litres of fuel and reduced their flight distance by 4,774 kilometers, and the energy consumption index had dropped by 12%.

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Meanwhile, China Southern has launched an energy-saving renovation project at its flight complex building. At present, the flight complex building has 500 apartment rooms installed with 50-litre thermal electronic water heaters, which consume huge amounts of energy. In light of their progressive stance on energy conservation and emissions reduction, China Southern replaced the existing water heaters with heat-pump water heaters. After completing the renovation project, the company substantially reduced energy consumption by over 70%.

5. Extensive Publicity and Mobilisation

China Southern has launched energy-saving campaigns within the company and has organised public activities on energy conservation and emissions reduction, including National Energy-saving Week and World Environment Day. In addition, the company also organises energy-saving competitions for its employees, striving to enhance their energy-saving awareness, resource consciousness and environmental awareness. At the same time, China Southern gives full play to its influence in the industry and has launched campaigns such as the theme of green cabins, instilling the ideas of environmental protection into its passengers’ minds.

Internally, China Southern maintains campaigns on energy conservation and emissions reduction in order to reinforce its employees’ consciousness of saving energy. Through convening conferences, weekly meetings, exchange meetings and mobilisation meetings, all within the theme of energy conservation, the company summarises and activates its energy-saving work. China Southern also designs and makes poster boards on energy conservation in order to familiarise employees with the concept of green flight. With the aid of its internal media, China Southern proactively advocates for energy conservation and broadcasts related scripts from different departments. In addition, the company has taken the initiative to contact the external media, introducing to them its measures and achievements on energy conservation and emissions reduction.

China Southern plays an active role in communicating with the media in order to introduce the company’s energy-saving policies and achievements as well as to solicit opinions from all corners of society. During the National Energy-saving Week, China Southern actively cooperated with the media and invited them to interview representatives from the company on its energy-saving experience and achievements. On 15th October 2012, the CAAC Journal published a news report entitled China Southern Airlines: Flying on Green Wings. This headlining report elaborated on the company’s managerial measures and achievements in energy conservation and emissions reduction and aroused wide public attention. The article was reported on and quoted by a number of authoritative media, including China Enterprise News, People’s Daily Online, Sina and China Central Enterprise News Network.

As a direct-to-customer company, China Southern strongly advocates for its passengers’ low-carbon flights. The company has launched its Green Monday initiative, which advocates for low-carbon and environmentally friendly flights, at nearly 30 major airports in China. Passengers have a chance of getting eco-friendly gifts when they purchase tickets with a Monday flight date from the company’s website. Through this activity, China Southern disseminates information to passengers on the concept of low-carbon flights and encourages more passengers to buy e-tickets on the website, make online payments and check-in via SMS, thus saving paper and further protecting the environment.

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Part 8: Customers First

China Southern Airlines has been committed to the service concept of “beginning with the customers’ feelings and cherishing every opportunity to serve”, providing quality service in an all-around, whole-process and multi-angled manner. Since the company highly values the level of its customers’ satisfaction, it strives to strengthen its communications with customers, to understand their demands, to make customer expectation-oriented plans, to improve the quality of their product and service standards, and to earnestly carry out their social responsibility on the market.

The year 2012 marked China Southern’s International Brand Service Year. Guided by its service concept of “beginning with the customers’ feelings and cherishing every opportunity to serve”, China Southern spared no efforts when it came to improving its managerial capabilities, matching those of the best airlines in the world and building its brand into “best in China, top in Asia and globally renowned”.

Links: During the course of building an international network-oriented airline, China Southern has stuck to its service strategy, and constantly optimised its service standards with joint efforts across the entire company. From the “Quality Service Year” in 2007, “Brand Service Year” in 2008, “Brand Service Elevation Year” in 2009, “Brand Service Expansion Year” in 2010 to the “Brand Service Innovation Year” in 2011, China Southern’s service awareness and standards have gradually evolved to new heights.

Category	Item	2011	2012	2012/2011
Service Indices	Flight Punctuality Rate	78.55	77.16	-1.39
	Malignant Delay Rate	0.28	0.26	-0.02
	Valid Complaint Rate	——	0.033	——
	Flight Punctuality Rate at Hub Airports	73.5	60	-13.5
	Through Service Rate	95	98.71	+3.71
	Baggage Error Rate	0.0305	0.0272	-0.0033

* The definitions and data of the above indices refer to relevant publisized material of CAAC.

1. Listening to Customers’ Demands

The world changes fast and so do the demands of customers. It has become necessary for companies to communicate directly with customers and to listen to their perspectives. China Southern centres its services on its customers’ satisfaction and pays great attention to the management of the details. Meanwhile, it listens to its customers’ points of view and responds quickly.

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In 2012, China Southern held its first-ever customer symposium, providing a forum to listen to its customers face-to-face, and it plans to make this a regular event. It invited 36 frequent flyers to act as mystery customers to monitor the in-flight services, and the results were included as part of the appraisal system. In addition, China Southern continues to improve its response system to its customers’ suggestions. It categorises their suggestions into complaints, suggestions, and praise, from which customers’ demands are extracted, and standards or procedures that require amendments and revisions are discovered. Customer feedback has become the driving force behind the improvements of the airline’s services. For example, to address the problem of slow updates to the in-flight entertainment programme, in August 2012, China Southern increased the update frequency to once every two weeks, and programmes such as food, wine or nature shows that appeal to customers were added.

China Southern actively utilises new media platforms to understand its customers’ travel demands. For example, it conducted a questionnaire called “Mystery Journey” on Weibo (a micro-blog), to analyse customers’ travel times, itineraries and preferences. The survey was responded to warmly by bloggers, and it provided useful references for China Southern to enrich its services, products and plans.

Case Study: Staff were assigned to China Southern’s Ground Service Division to look into passengers’ comments on the company’s website, and then collected, filed and categorised them. China Southern Airlines’ Jilin Branch has hired analysts to work on the passenger comments on the international website to more effectively and accurately determine the service demands and travel experience of foreign passengers and to continuously optimise specific services. The Xinjiang Branch activated SMS surveys regarding customer satisfaction, in which passengers evaluated the service they received through text messages, and relevant staff would follow up with their comments.

2. Optimising Service Standards

Improved Delay Response System

Flight delays inconvenience travellers, and reducing the delay rate is a key measure to improving service quality. In 2012, China Southern continually optimised its flight delay response system to reduce the negative effect of flight delays. In July, China Southern officially launched the Decision-Making System for Temporary Flight Adjustment to cope with massive flight delays caused by weather, flow control and mechanical problems. Through this response system, when massive flight delays occur, China Southern can make optimal decisions according to the current flight operations, the estimated impact on the following flights, and the trend of the operational environment. Meanwhile, China Southern simultaneously releases the flight adjustment information through the customer service hotline 95539 and Weibo.

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In 2012, during the first six months of the system’s operation, China Southern initiated 44 pre-warnings of massive flight delays in various regions being affected by bad weather. Thanks to the China Southern Pre-warning Plan of Massive Flight Delays, and given the co-operation with pertinent authorities such as airports, air traffic control and the CAAC, mass disturbances among customers were prevented, and aggression toward staff due to flight delays was reduced.

Links: The “Four-Level Pre-warning System” Brings Passengers Home Safely and Quickly

The “China Southern Pre-warning Plan for Massive Flight Delays”, or the “Four-Level Pre-warning System”, is an effective tool for China Southern to deal with massive flight delays. It stresses two points: 1. Safety and 2. Timeliness. The “Four-Level Pre-warning System” will ensure smooth operations in special circumstances through specified actions at the specified level, with a specified number of people to reach specified places and to finish specified tasks. All departments will utilise their own resources and coordinate with each other based on their specified duties to resume regular operations quickly.

Improving Services for Customers with Special Needs

The term ‘customers with special needs’ refers to customers who require assistance during travel because of disabilities or difficulties related to behaviour, age, or a psychological or physical condition. Due to the complicated nature of such cases, if not managed properly, such travel may cause negative effects or damages to other customers or even affect flight safety.

To improve services to customers with special needs, China Southern streamlined its work procedures. It now offers more specialised equipment and services, including wheel chairs, stretchers and medical aid, among others. The company will also transmit information regarding these customers to all transit and arrival airports via an internal notification system.

Case Study: Guide Dog, a Test of Coordination; Celebrity’s Weibo Praises China Southern

On 3rd August, Ms. Chen Yan, China’s first blind piano tuner, took a China Southern flight with her guide dog Jenny from Beijing to Guangzhou. The entire service from Beijing to Guangzhou was very well coordinated and won the praises of Ms. Chen.

Guide Dog Jenny’s on Weibo: “Tomorrow I’ll go to Guangzhou with mum, but she forgot to apply for my entrance into the flight cabin. She talked with Mr. Jia Junsheng from China Southern’s Beijing Branch, and Mr. Jia promised to coordinate it and assured mum that I could fly with her. China Southern is the first airline in China that allows guide dogs to enter the cabin with their masters. Its services are truly of an international standard.”

Improved Service Quality Check

China Southern began service quality checks in 2010 and has adopted public investigations for some international long-haul flights and private investigations for domestic flights. In 2012, the private investigations were expanded from domestic flights to all international long-haul flights. Investigators will create an overall evaluation regarding in-flight safety procedures, the implementation of the standards of service, the interpretation of service products, cabin cleanliness, and how comprehensive the equipment and service are. On the basis of the private investigations, the public investigations will continue, including handing out service quality surveys on flights to collect customers’ comments in order to continuously optimise service equality.

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3. Improved Customers’ Experiences

China Southern has based its competitiveness on its strategic customer value management, particularly regarding its course of internationalisation, and strives to constantly enhance its customers’ experience by offering comfortable, quality flights.

Optimised Premium Customer Services

In 2012, China Southern continued to improve the quality of its premium service through system optimisation, a hardware upgrade and improved ground-and-air service connections. First, they launched a domestic remote co-ordination system for premium customer service managers, the first of its kind in China. The system was piloted in Guangzhou, Beijing, Shanghai, Urumqi and Shenzhen. Second, the company expedited the upgrade of its service facilities by unifying the design of its signage and improving the environment for customers. Third, China Southern categorised its service management by classifying its premium customers into First/Business customers and member customers, while improving the experiences of premium customers at various levels. Finally, the company improved the precision of its premium services to be more attentive.

The Launch of SkyPriority

In 2012, China Southern launched the SkyPriority programme. In this programme, SkyTeam’s most valued customers will experience an exceptionally high, consistent standard of service, including priority check-in service, priority boarding, priority transfer service, and priority baggage handling.

SkyPriority was a major programme introduced by SkyTeam in 2012. This alliance-wide, red-carpet treatment is designed for the airline’s top customers, including SkyTeam Elite Plus customers and First/Business Class passengers. SkyPriority unites the most exclusive airport benefits of all 19 SkyTeam alliance members, to create a consistent experience for its customers. SkyTeam is the first airline alliance to offer this kind of priority service.

As a member of SkyTeam, China Southern rolled out the programme initially in four hub airports: Guangzhou, Beijing, Urumqi and Chongqing. First/Business Class passengers, Sky Pearl Gold Card members, and SkyTeam Elite Plus customers who take SkyTeam member airlines flights are entitled to the privilege.

The Launch of Sky Pearl VIP International Lounge

In early 2012, China Southern Airlines’ five-star VIP International Lounge was officially reopened after a thorough renovation. Located at East I Concourse in the Guangzhou Baiyun Airport, the lounge was built to meet the needs of our premium international customers in terms of function, facilities and design.

The lounge boasts an area of 1,400 square meters with 206 seats. With various areas, including a business area, an Internet area, showers, an audio-visual and reading area and one VIP meeting room, it is to date the largest and most luxurious VIP lounge in Mainland China. It not only improves the travel experience of our international and transfer customers, but it also strengthens the appeal of the Guangzhou hub to the world. Taking this as an example, China Southern plans to upgrade the VIP lounges in other airports throughout China over the next two or three years.

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Optimised Airport Transfer Procedures

In 2012, China Southern’s transfer procedures were optimised to develop the convenient transfer services into a new brand. Actions to this end included launching a “baggage through transport” service on international routes to Australia, New Zealand and London; officially removing the second security screening for passengers flying under the Six Freedom Traffic Right; adding a security check passage for passengers transferring from international flights to domestic flights, which can reduce their connection time by 15 minutes; opening the departure control system for international flights 48 hours in advance; piloting a baggage transfer operation between international flights; and reducing the walking distance from domestic flights connecting to international flights.

In August 2012, a transfer information pre-reporting system was initiated in China Southern’s operations in Beijing, Shanghai and Guangzhou. Through a self-developed information system, transfer information, such as flight numbers, destinations, transfer flight boarding gates and other details, is broadcast to on-board passengers 70 minutes before landing, enabling transfer passengers to have an informed transfer and bringing the transfer services of the company closer to the international level.

Text Notice for Baggage Delay

Since July 2012, China Southern has enabled on all its domestic routes the service of sending out a notice of delayed baggage via text message to the affected passengers. The baggage service centre sends out these messages so that passengers will have sound knowledge of the whereabouts of their baggage immediately after landing. These affected passengers can then proceed to the baggage inquiry counter directly and get their checked baggage as soon as possible with the assistance of the counter staff. This has shortened passengers’ waiting time and, thus, has helped to relieve discontent among passengers. In the future, such service will also be made available to international passengers.

Healthier In-flight Meals

Nutrition and health has been the focal point in today’s catering industry. In 2012, China Southern debuted a new healthy menu, which features low-oil, low-fat, and low-calorie options for First and Business Class passengers. The airline was also the first in the industry to offer freshly squeezed healthy juice drinks, such as grapefruit juice, in the cabin and has worked with well-known restaurants to introduce menu items, such as “Cantonese style cured meat with rice”, that showcase the characteristics of Lingnan culture.

Our in-flight menus are specially created to highlight local culinary flavours, brand features, and differences between Chinese and Western cuisines. Specifically, China Southern values local specialties and flavorus and endeavours to develop and select food products that showcase distinctive local characteristics. Moreover, China Southern has maintained the momentum driving the development, promotion, and improvement of its brand products. The signature Big Noodle Bowl, which has received many compliments since the first day it was served, is now a China Southern specialty. In addition, the airline pays close attention to differences between Chinese and Western cuisines in terms of food variety and flavours to meet the different needs of its Chinese and Western passengers. For example, on the Guangzhou-London route, brunch and English afternoon tea are offered so that the First and Business Class passengers will be able to have a taste of authentic British cuisine before landing.

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Part 9: Innovation in Values

1. Innovating management philosophy

China Southern’s innovation in management philosophy is epitomised as a strategic transformation, which is a step up from a point-to-point linear operation mode to a network-based mode. It is a powerful expression of China Southern’s fulfilment of social responsibilities in its long-term development planning. The core of this strategic transformation lies in the integration and optimisation of flight routes, scheduling, marketing and service to enhance the capabilities of network marketing and hub support.

Since 2009, China Southern has been exploring and pushing forward its strategic transformation and accelerating its process of internationalisation in terms of hub construction, transferring guarantees and service promotion. In 2012, China Southern’s corporate strategic transformation gradually paid off with efforts including an expanding transit services around the four large hubs of Guangzhou, Beijing, Chongqing and Urumqi and connections with long international routes. This created a new profit model and development mode with substantial growth in both international business and transit sales. As a result, the popularity and attraction of the hubs have been significantly enhanced and a network-oriented airline company began taking shape.

The most effective strategic transformation has been the connection to Australia. Previously, the routes from Guangzhou to Australia were mainly reliant on destination passengers, which was causing a long-run loss. Now, China Southern has taken measures including strengthening the construction of the Guangzhou hub, restructuring and optimising its Australian routes and improving a variety of services to attract passengers heading to Australasia from all over the country and even the world to transfer in the Guangzhou hub. China Southern achieved transfer sales revenue of 5.174 billion yuan in 2012, a year-on-year increase of 39.5% with the Sixth Freedom Traffic Right transfer passengers topping 370,000, a year-on-year increase of 140%. A total of 1.6 million passengers transferred internationally at the Guangzhou hub, a year-on-year increase of 31%; 163,000 passengers transferred internationally at the Urumqi hub, an increase of 22%; 180,000 passengers transferred internationally at the Chongqing hub, an increase of 30%; and 130,000 passengers transferred internationally at the Beijing hub.

Presently, China Southern is working on replicating the successful mode of Australasian transfer for routes between its Guangzhou hub and Southeast Asia, North America and Europe. The ultimate objective is to build up a relatively complete domestic and international route network to provide high quality and efficient transfer service for both international and domestic customers and to promote economic exchange between the East and West toward the aim of greater overall prosperity.

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2. Enriching brand connotation

The brand is a concentrated reflection of comprehensive corporate strength, while brand image and public perception are important parts of corporate value. By continuously pushing forward with the strategic transformation and the innovation of its own value and brand image, China Southern has greatly enriched its brand value.

In 2012, China Southern made use of large-scale exhibition platforms such as the Sydney Festival and the Australian Tourism Exchange (ATE) to enhance cooperation with the tourism sectors and airports in related countries and regions and to expand the influence and brand perception to establish a responsible social image. This was affirmed by the media both at home and abroad.

On 22nd February 2012, the CCTV News Channel reported the achievement of China Southern’s strategic transformation in a piece entitled “Australasia Transfer, A New Pattern for Economic Growth”. On 25th February, the Column for SOE Reform Model in News Broadcast (Xinwen Lianbo) highlighted the new economic growth pattern of China Southern’s “Canton Route” by seizing the opportunity of the Australasia transfer and strengthening hub construction. On February 27th, Xinhuanet issued an article entitled “Fly into the World’s First-class Airline Companies with ‘Transformation’—A Report on China Southern Deepening the SOE Reform” which was a detailed introduction into the measures that deepened China Southern’s SOE reform.

Its approach included four aspects, namely rebuilding confidence with “Australian Mode”, transforming its operational mode from “guarding self-territory ” into “overall linkage”, and catching up with the world’s first-class airlines through practical action and developing a devoted team. On 1st March, an article on SOE reform and development entitled “To Fly Higher and Farther” was published on the eighth page of the People’s Daily and People’s Daily Online and elaborated upon the key points of shifting the focus of work, making an all-out effort to build an international aviation hub, comprehensively improving service and fulfilling its CSR, which evoked a positive response from the general public.

In August 2012, a heritage building in the core area of Sydney’s CBD that had been purchased by China Southern was officially put into operation as its business office. The purchase of this building not only reflects the strength of China Southern, but also exhibits its spirit of respect for and appreciation of Australian history and culture, as well as its active integration into the local society. This further enhanced China Southern’s influence in the Australian market.

3. Expanding international markets

By taking the path of internationalisation, China Southern is not only the seeking social and economic development, but also its own development. China Southern’s internationalisation will continue to follow the method of “consolidating the domestic market and expanding international markets”. The company will push ahead and speed up its pace of internationalisation by continuously strengthening its domestic market to achieve competitive advantages in both domestic and international markets, to enhance its risk resistance capabilities, and to sustain profitability and international competitiveness.

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In 2012, China Southern used the opportunity of launching the Guangzhou—London service to actively build up a “Canton Route”, an air bridge linking Europe, Asia and Australia. To support the construction of “Canton Route”, the company steadily adjusted the deployment of its transport capacity by increasing flight frequencies on Southeast Asian, Japanese, European and American routes, optimising flight schedules and increasing connection opportunities. The company’s input proportion per seat kilometre has increased up to 27.2% on international routes. In addition, customers heading to Southeast Asia via Guangzhou numbered 331,000, catapulting China Southern into first place in the market from China to Southeast Asia once again.

On 18:00 of 12th October 2012, China Southern Flight CZ327 landed smoothly at Los Angeles Airport, marking the arrival of the first A380 operated by China Southern in the city and opening a new chapter in our operation on Guangzhou - Los Angeles services. A grand ceremony was held in Los Angeles. China Southern was the first Chinese operator of the A380, and Los Angeles was the first international destination for a China Southern A380 flight.

With the accelerated pace of its international strategy, China Southern’s overseas offices broaden the company’s growing reach and advance the airline’s already powerful market momentum. People can find the familiar face of China Southern in the prosperous DERIA District of Dubai, Sydney’s CBD, the Avenue des Champs-Élysées in Paris, and downtown Seoul and Tokyo. China Southern brings more international talents to the global arena, and people from different regions wear the same uniform as they carry out China Southern’s strategy, which promotes its internationalised brand image.

Part 10: Employee Growth & Development

1. Human Resource Policies

China Southern has placed the idea of “respecting talent” at the core of its human resource policies. It believes that every employee is talented in some way and has the potential to achieve success and excellence. This belief epitomises the company’s attitude toward its employees, as it firmly believes that its success or failure depends on how much it allows its employees to explore their potential and talent. Therefore, China Southern uses employees’ performances as the criteria for selection, promotion and rewarding.

Structure of Employees in 2012

Types	No. of Employees
Pilots	5876
Flight attendants (including part-time air marshals)	12009
Air police/air marshals	617
Maintenance System	10848
Flight Operations System	2299
Passenger Transport System	7674
Cargo Transport System	6041
Ground Services System	7760
Information System	969
Finance System	2331
Others	17244
Total	73668

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Education
Academic Degrees	No. of Employees with Degrees
Masters and Above	1878
Bachelors	24963
Postsecondary Specialised College Degree	25279
Secondary Specialised School Degree and Below	21548
Total	73688

The idea of “respecting talent and rewarding employees” is an important part of China Southern’s corporate culture. Guided by this idea, the company has developed a compensation system that is value-based, labour-market-price-guided, performance-centred and market-leading, as it follows the principles of “legitimacy, fairness, efficiency and harmony” in order to ensure that every employee has a share of the company’s success.

To build a market-led employment management model and a standardised compensation system and to extend the career development channels for both contract employees and also temporary employees, China Southern started to deposit a housing stipend for them according to local regulations in July 2011. This move further improved the company’s compensation system for the two types of staff; materialised its goal of “Integrated Management of Diversified Employment”; and drove human resource management towards practical, collaborative development.

Existing Compensation Structure

1. Salary. Salary includes basic salary and performance-based salary. Basic salary determination is based on the type of position, including key or general positions, and core positions or non-core positions. The performance-based salary is determined by each business division, branch or subsidiary through performance evaluations, based on the company’s profitability and employees’ individual performances. In addition, China Southern has also put in place position-specific motivation mechanisms.

2. Insurances and housing stipend. China Southern purchases basic endowment insurance (basic pension), medical insurance, employment injury insurance, unemployment insurance and maternity insurance for its employees and contributes to a housing fund, which is based on an employee’s salary and is in line with the items and proportions ruled by local governments. Moreover, the company has also put in place an Enterprise Annuity Plan and buys commercial insurances, such as group personal accident insurance, for its employees.

3. Other benefits. China Southern provides for various leaves of absence, including paid annual leave, home leave, marital leave, bereavement, menstrual leave, pregnancy leave, maternity leave and breast-feeding leave, according to relevant national and local regulations and the realities of the company.

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Furthermore, in March of 2012, China Southern launched a “Reform of the Compensation System for Overseas Expatriate Workers” programme and revised its policy for overseas expatriate workers’ accompanying spouses, continually paying attention to their medical care, social insurance and enterprise annuity issues.

2. Extending the Development Channels for Employees

The construction of career passageways is a highly stimulating factor in discovering talents, establishing motivational initiatives, retaining core employees and maintaining a low employee turnover rate.

At the start of 2012, China Southern held its first “contract employees turn regular” recruiting test, a step toward enriching its employment management and extending career channels for contract employees. Of the 16 contract and temporary employees exemplifying outstanding performance who took part in the test, 11 passed the test and became regular employees of the company.

Then, in March of 2012, 35 contract and temporary employees successfully went through the company’s internal recruitment processes and became flight attendants. This marked the first large-scale internal recruiting of stewards and stewardesses in recent years, underscoring China Southern’s commitment to extending development channels for contract and temporary employees.

Case Study: Call centre representative Guo’s legendary advance

Guo Huiwen, a contracted call centre representative, had worked at China Southern for eight years. She had written in her annual work report last year, “Seven years is long enough to reform a person”. But this reformed person, according to her own thinking, was no more than an older, sillier, lazier and lonelier person. What really surprised her, however, was the issuing of a regulative document intended to extend career channels for China Southern’s contract and temporary employees. This triggered a boost in her self-confidence. She battled first through signing up, then a preliminary examination, second examination, written examination and a final interview, and eventually, she succeeded. “A new drama of my life has just begun”, she declared.

3. Promoting Employee Career Development

China Southern pays a great deal of attention to employee training and spares no efforts in improving employees’ knowledge with various methods used in various posts. In 2012, a total of 22,062 employees were offered an aggregate of 66,623 class hours of training through 1,279 programmes.

Training data in 2012

Types of Training	No. of Classes	No. of People Trained	No. of Class Hours
Management	19	665	713
Flight attendants	1,143	17,547	61,540
English training for pilots	79	1,986	2,180
Orientation training	1	669	35
Part-time teachers	10	250	210
Business training	27	945	1945

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Career Development at Management Levels

In 2012, China Southern completed the leadership learning map for management and created a course roadmap that traverses one’s career and includes all-around abilities for employees at all levels of management. Based on the maps, training programmes targeting employees at top, middle and grassroots management levels were designed to meet post-specific requirements on competencies in relation to the overall strategies of the company.

(1) Continuously strengthening training for top management

The capabilities of upper management are crucial to the overall development of a company. For this reason, China Southern is making a continuous effort to strengthen the training of top management in order to improve their managerial and executive competencies and push forward the implementation of the company’s corporate strategies.

Furthermore, China Southern is stepping up efforts to have managerial staff serve in positions in international airlines through exchange programmes to learn advanced management ideas and practices so that the company can be benchmarked against the best operations in the world. A total of 15 managerial staff were sent to serve in positions at the KLM, Melbourne Airport and the Jardine Aviation Services Group, focusing on exchanges of experience in e-commerce, hub airport operation and management and ground services.

(2) Delivering quality training to mid-level managerial staff

According to the leadership learning map, the training package offered to mid-level management comprises three levels of training courses: on-the-job training courses, seminars and advanced courses. By continuously improving its training programmes and creating a pool of trainers, China Southern has built up a basic training system for mid-level management.

(3) Joining hands with higher education institutions in training basic-level management

In 2012, China southern renewed its partnership with the School of Continuing Education of Tsinghua University, launching the second round of the “Training One Thousand Outstanding Basic-Level Managerial Staff” programme. The training program mainly offered mid-level team leaders a strong foundation for promoting the company’s “Quality Employee Project” and building talent echelons, which closely relates to safety operations, services, profitability and performance. The program greatly boosted the morale and managerial skills of mid-level team leaders.

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The Steady Progress of Staff Training

(1) Adopting a credit system for frontline staff training.

China Southern adopted a credit system for offering on-the-job training to frontline employees. Specifically, those employees on the frontline could choose to take part in training courses of their preferences based on their job requirements, individual interests and career development plans. Those who earn enough credits are granted a qualification certificate for their specific posts. Through this initiative, the company created a culture of learning, in which ambitious employees take the initiative.

(2) Training foreign employees

China Southern has been absorbing increasing numbers of foreign pilots and flight attendants through the process of internationalisation. In 2012, these new international employees originated from Australia, the Netherlands, France and Japan.

China Southern not only offered these flight attendants a series of customised professional training courses that align with the cultures and customs of their home countries, but it also was very innovative in exploring new training approaches, such as opening and closing the training sessions with international business wine parties, appointing two head teachers for each training session, and offering a course to help the trainees experience the unique Lingnan culture. In 2012, the company trained a total of 40 new international flight attendants in three training sessions, including a first and second session for the Australian trainees, and an additional session for the Dutch trainees. Through these sessions, their cabin servicing skills, together with their general capacity for communication and management, were effectively improved.

4. Building a Harmonious Working Environment

Showing care for cabin crew through the “Three Services”

Paralleling China Southern’s deepening strategic transformation process, its big aircraft fleet and multiple bases have required more mixed aircrew operations, and as a result, its aircrew inevitably fell short of the company’s needs and lacked the required logistic support. To address these problems, China Southern focused on “Three Services” in 2012 to meet the needs of pilots, flight attendants and security officers for meals, lodging, transportation, health, and work. The goal is to help them be less stressed and more energetic at the job and thus be better able to ensure aviation safety.

Link: “Three Services”

The “Three Services” include “service for safety”, “service for aviation” and “service for aircrew”, which include the following measures:

Catering: unify catering service standards for aircrew staying overnight, serve night snacks, and provide a variety of cuisines, including Muslim food and buffets, according to local needs.

Transportation: improve the overnight flights’ information updating system and send information such as hotel booking numbers and shuttle bus numbers by text to the shift captain in advance.

Medical care: prepare publicity and educational materials on health and safety, set up a pre-flight check-up office, and develop an online pre-flight health declaration system.

Lodging: build new dormitory buildings in Guangzhou for pilots, security officers and flight attendants.

Service hotline: open a 24-hour service hotline, providing cabin crew with meals and lodging news, complaints, suggestions and other help.

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Enriching grassroots sports and recreation

A survey in 2012 found that the sports and recreational facilities at China Southern’s many grassroots establishments did not meet employees’ needs. Therefore, the company invested about RMB 12 million in actions suited to local circumstances to improve the sports and recreational facilities in these establishments, while prioritising those located in remote areas and with relatively limited provisions of such facilities. In this way, the employees’ quality of life was improved.

In July of 2012, China Southern initiated a series of activities to bring entertainment, health and knowledge to the frontline employees, in which young volunteers, grouped into squads, presented shows such as singing, dancing, and comedy to frontline employees during lunch breaks or at other break times.

Exchange of ideas and interactions

China Southern is dedicated to the free exchange of ideas and interactions between top management and general employees. Through forums, online polling, and face-to-face talks, top leaders listen to and address general employees’ actual needs in an effort to establish a healthy and harmonious employer-employee relationship.

Every year, China Southern holds an online forum in which the Managing Director and the Party Secretary have direct discussions with general employees. During the forum, the employees enthusiastically voice their opinions and contribute their suggestions both online and off-line. In 2012, employees raised more varied questions than in previous years. Their concerns were no longer limited to issues closely related to their immediate interests. Instead, they began to pay increasing attention to the company’s strategic transformation and scientific development. Statistics show that there were about 85,294 hits; 1,755 posted messages and around 1,600 questions discussed during the latest forum.

Listening to frontline workers

China Southern pays close attention to the needs of the frontline workers by holding meetings with worker representatives. The meetings address employees’ difficulties and clear their doubts. In summer and winter, the top leaders visit the frontline workers and bring genuine care. To help single, young employees find a spouse, the Labour Union and Youth League Committee of the company often organise internal youth gatherings, which provide a networking platform for unmarried employees.

Case Study:

To solve the meal-serving problem and meet the dining needs of frontline workers, China Southern piloted a mobile catering service to the frontline workers at the terminals in Baiyun International Airport in Guangzhou. Meals prepared in the kitchen are delivered to drop-off stations where they are kept hot so that the food is served warm and delicious.

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Caring about contract employees

In 2012, China Southern continued with the “Contract Employees Aid Fund” programme initiated in 2011 by launching a “Care 100 Per cent” campaign, calling on all its staff members to donate RMB 1 yuan every month to the fund. While 1 yuan appears to be a meagre amount of money alone, taken together, the donations of over 70,000 regular employees may amount to as much as RMB 800,000 a year. This amount, together with the grants by the company’s Administration and Labour Union, is sent to contract employees in need. During the nine months after the fund was established, 13 contract employees with financial difficulties were given a total of RMB 470,000 from the aid fund.

New employee orientation

In the middle of July 2012,China Southern gathered all of its new employees in Guangzhou headquarters for orientation. The company not only delivered a well-designed training plan with trainings led by its top leaders, it also prepared A Service Manual for China Southern Youth, which is substantial in content, beautifully designed and highly useful. Furthermore, China Southern held a welcome party to help the newcomers to adjust, relax, and feel at home.

Case Study:

On 16 October 2012, a one-on-one apprenticeship ceremony was held for 29 new employees in Aircraft Maintenance Engineering Co., Ltd. at the China Southern Hubei Branch, a tradition long-held by the subsidiary for newcomers. According to the apprenticeship program, each master worker is responsible for the training of his or her “apprentice” by establishing a learning record that tracks every step of a new employee’s development, for example in professional skills and working style. This practice is fundamental to the building of a strong aircraft maintenance team.

5. Health and Security

Securing employees’ health

Health is the foundation of life and work. The health of aircrew is particularly crucial to airlines. In 2012, China Southern made “Aircrew Health & Safety Management” the centre of its safety and security operations and improved the aircrew health classification management system, making the system a part of daily operations. Meanwhile, the company requested a total of 393,500 check-ups, including aircrew’s annual routine check-ups and pre-employment physicals; 104 alcohol tests; and 1,888 pre-flight check-ups by aircrew flying to high plateau destinations. Moreover, aviation doctors delivered 32 training sessions and 82 open health lectures to the aircrew. Also, in 2012, aircraft were equipped with as many as 1,880 new medical devices. Furthermore, China Southern worked out A Work Report on the Aircrew Health & Safety Management after surveying their illnesses outbreaks and health risks over the three most recent years. It also launched an online pre-flight health declaration system and opened a 24-hour service hotline. In this way, the company’s health and safety management was broadly enhanced.

Note: aircrew health classification management system

The aircrew health classification management system covers such content as aircrew check-up and diagnosis, health evaluations, health prevention, healthcare guidance, information statistics and documentation. Through this scientific classification, China Southern has put in place an effective, circulatory, close-ended health system.

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At the same time, China Southern executed 12,344 calls for health check-ups for ground staff and 20,412 calls for medical skills examination for aviation doctors. Additionally, it organised 133 times for blood donation. Finally, the company firmly abided by the national one-child policy and met the relevant targets set by local authorities.

Public Health

China Southern issued A Compilation of Compulsory Readings on Standardization Management in Catering Services in 2012, which has become the food sanitation bible for all of its subsidiary and branch companies. Every month, leaders of China Southern’s catering service division carried out surprise inspections of ground catering branches in Guangzhou. As a result, 100 site supervision opinions and 10 inspection reports were issued. In addition, 10 training sessions on the topic of food sanitation were delivered. Not one food safety incident occurred throughout the year.

Also in 2012, China Southern was honoured with an award for its commitment to employees’ health, as the only winner in the civil aviation industry of the “3rd China Health Management Forum 2020” co-sponsored by China Preventive Medicine Association and People’s Daily. In addition, it was honoured with the “Advanced Unit” title in the “Fighting Red Imported Fire Ants” campaign in Guangzhou Baiyun International Airport zone as well as the “Advanced Collective” title in the Patriotic Health Campaign, which were campaigns first started in the 1950s and aim to improve sanitation and hygiene as well as attack diseases in China.

Part 11: Social Participation and Development

1. Safeguarding Special Flights

As the airline with the largest fleet in China, China Southern plays an active role to fulfil its social responsibilities while promoting social welfare in addition to realising its economic benefits. Over the years, China Southern has fulfilled multiple emergent air transport missions, including special air transport tasks, such as the urgent evacuation of Chinese citizens, earthquake relief, the repatriation of suspects and so on. The company’s efforts have been well received by society.

Safeguarding Important Events

China Southern witnesses its busiest moments during the important holidays and key events each year. In light of the soaring number of passengers and the increased difficulty of flight security tasks, the company must make advance plans to mobilise all of the resources throughout the company. Through these arduous efforts, China Southern has succeeded in fulfilling complicated security tasks, such as transportation during the Spring Festival, the National People’s Congress, the Chinese People’s Political Consultative Conference and the Canton Fair. In addition, the company has also accomplished other special flight tasks, including providing the transportation for peacekeeping initiatives, among others.

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From 29th February to 4th March 2012, China Southern sent 995 representatives and committee members to attend the National People’s Congress and the Chinese People’s Political Consultative Conference held in Beijing, and in spite of the adverse weather, the company received numerous letters of thanks from many provincial and municipal governments.

On 8th November 2012, the 18th National Congress of the Chinese Communist Party convened in Beijing, and representatives from all over China travelled to the capital to attend the conference. China Southern convened a flight coordination meeting and meticulously selected the flights in advance. In addition, the company also stepped up its efforts to monitor the flights, opened exclusive check-in and security channels, reinforced security at all links, mapped out contingent plans and provided exclusive service. From November 2nd thru 6th 2012, China Southern provided 45 flights for the representatives attending the 18th CPC National Congress and sent 744 representatives to Beijing by air. The quality and efficiency of China Southern’s ground and in-flight service were highly appraised by the representatives.

Case Study: On 16th November 2012, China Southern’s Hunan Branch succeeded in flying representatives for the 18th CPC National Congress back to Hunan. In addition, the company played the custom-made videos Focusing on the 18th CPC National Congress and The Hunan Delegation Discussing the 18th CPC National Congress Report for those representatives during the flight, which greatly touched the representatives. Zhou Qiang, Secretary of the Hunan Provincial Party Committee, spoke highly of China Southern’s service and wrote an inscription for the company, which read “Striving for excellence and maintaining first-class service”.

2. Focusing on Regional Development

China Southern believes that boosting regional development is a critical element in fulfilling its social responsibilities, and it is a key indicator measuring their performance in the corporate responsibility arena. Regional differences make up a universal and critical piece of economic development. Against the backdrop of economic integration, large enterprises should be held accountable to a greater degree for social responsibility. Given its foundation in the industry, China Southern makes full use of its aviation network and gives full play to its trans-regional scale advantage. In this way, it has formulated a lasting model to fulfil its social responsibilities, with Guangzhou as its centre and all of its various branches as support. At the same time, it has been playing an active role in contributing to regional development.

Issuing “Aid to Xinjiang” Sky Pearl Cards

Xinjiang is renowned for its picturesque landscape and abundant natural resources. However, due to its remote location, Xinjiang has economically lagged behind the eastern areas for a long time. In order to boost the development of Xinjiang, China Southern has put forward the key concept of assisting in local industrial development by supporting the region’s aviation industry. Since it signed the strategic cooperative agreement with the People’s Government of Xinjiang Uygur Autonomous Region in 2012, China Southern has continually increased its inputs into the area’s transport capacity. In 2012, the company’s fleet size in Xinjiang stood at 50, and the number of domestic and international flight routes there amounted to 71, including 13 international flight routes. Because of China Southern’s commitment to its development, Xinjiang has become the fourth largest international aviation hub in China, next only to Beijing, Shanghai and Guangzhou.

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On 15th June 2012, China Southern offered “Aid to Xinjiang” Sky Pearl Cards to the cadres and Central enterprises’ delegations, which had provided aid to Xinjiang from 19 nationwide provinces and municipalities. The cadres holding “Aid to Xinjiang” Sky Pearl Cards were entitled to an extra luggage allowance of 20 kilograms, and other exclusive services, such as access to the 95539 service hotline and so on. In lights of the cadres’ travel characteristics, China Southern also customised special offers and a series of service products for these cadres and their family members. Additionally, the company launched the “one ticket through” service between cities within Xinjiang in addition to a number of other services, including all-day flight inquiry and exclusive services related to ticket booking, such as ticket booking by telephone, and credit card payment. Moreover, China Southern made announcements in the Uygur language on the flights bound for Xinjiang, which fully demonstrated the company’s commitment to supporting Xinjiang civil aviation service. “Launching the ‘Aid to Xinjiang’ Sky Pearl Cards is an iconic action for China Southern as it fulfils its obligation as a Central enterprise and contributes to Xinjiang’s development by supporting its aviation industry” remarked Si Xianmin, Chairman of China Southern Airlines.

The launch of the “Aid to Xinjiang” Sky Pearl Cards was widely covered by the social media. Numerous media outlets, including CCTV, Phoenix TV, People’s Daily Online, Xinhua News Agency, and China Daily, reported on this event, and they honoured China Southern as the “flight guardian of the silk road”.

3. Culture and Education

With regard to social responsibility, education and culture are the two most important issues for any organisation, as they are vital to ensuring the improvement of social welfare and living standards. Making contributions to education and culture in various communities reflects the enterprises’ respect for the interests and identities of their stakeholders in a concrete way. In particular, with respect to international enterprises, concern for this area demonstrates their respect for their international practices as well as their efforts to maintain the individuality and cultural diversity of the communities in which they work. As a large international aviation company, it is of special significance for China Southern to focus on education and culture.

Culture:

In 2012, a large outdoor concert held at Domain Park in downtown Sydney marked the beginning of the Sydney Festival. A national holiday in Australia, the Sydney Festival boasts a long-standing history and worldwide fame. China Southern became the first Chinese cooperative partner and the exclusive official airline sponsor for the Festival. On 30th July 2012, China Southern signed a memorandum of cooperation with the organiser of the Sydney Festival to the effect that the company would continue to be the leading cooperative partner and the exclusive official airline sponsor for the cultural festival from 2013 to 2015.

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China Southern’s presence was observed in all elements of the Sydney Festival. In the ferry competition held in Sydney Harbour, the ferry boat named“China Southern”arrived at the harbour bridge in first place, triggering acclaim from the spectators. The concerts sponsored by China Southern were attended by many local residents with their family members, and China Southern’s aerated airplane model became the young spectators’ beloved“pet” . In addition, under China Southern’s sponsorship, the Sydney Opera House staged the well-known opera West Side Story. The company’s logo appeared frequently around town, including on outdoor billboards, at bus stops, and in local newspapers in Sydney. Through engaging in this cultural activity, China Southern strengthened its ties with the local communities in Australia. As a result, more Australians may recognise China Southern as the company succeeded in winning a favourable reputation, respect, goodwill, and positive expectations in Australia.

Education:

On 13th May 2012, China Southern set up the Ten Cent Care Foundation under the auspices of the Ministry of Civil Affairs. The name of the Ten Cent Care Foundation has a double meaning: “ten cent” signifies that China Southern will put aside ten cents from each ticket sold as input into the foundation. At the same time, “ten cent” represents China Southern’s wholehearted dedication to fulfilling its social responsibilities and supporting public welfare.

In 2012, the Ten Cent Care Foundation strengthened its investment into education and signed donation agreements with 16 colleges, with a total of RMB 5.12 million donated.

On 20th April 2012, China Southern established a strategic cooperative partnership with Guangdong University of Foreign Studies (GDUFS). In accordance with the agreement signed by China Southern and the university, both parties agreed to co-build an employment and internship programme for the graduates of the university. China Southern would provide employment and internship opportunities for the students, while GDUFS would be expected to offer high-level diploma programmes in addition to providing a consultation service regarding vocational training, laws, economics, management and strategic studies for the company.

Case Study: In April 2012, the student representatives from Dalian Maritime University wrote a letter to China Southern thanking them for the Ten Cent Care Foundation’s philanthropy, which benefited 400 impoverished students. In addition, the students expressed their commitment to performing well in their schooling in the hope of joining China Southern after graduation and sharing in the social responsibilities with the company.

4. Promoting Employment

Employment is fundamental to people’s livelihood. Adequate employment is an important objective of the harmonious development of society, which has to be achieved through sound policies and the active implementation of enterprises.

In 2012, we have continually optimised our recruitment procedures and innovated our recruitment system to both meet the demands of the company and also to improve the harmonious development of the community.

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The major recruitments in 2012:

Campus Recruitment:

We offer an all-in-one recruitment service on campus and hired 436 graduates in 2012 from top Chinese universities under Project 985 and Project 211 for the divisions of Marketing, Cargo, Financial, Audit, Safety Supervision, Training, General Affairs, Flight Operations, SOC and Cabin Service. The rate of postgraduates with a Master’s Degree increased from 9.56% to 41%.

Recruitment of Flight Attendants:

In 2012, China Southern rectified its recruitment strategy and conceived its plan “A Thousand People, A Hundred Universities” and hired more than 2,000 flight attendants from first-tier and second-tier cities from 23 provinces and regions, including Guangdong, Hubei, Anhui, Shandong, Jiangsu, Zhejiang, Jilin, Hainan, Henan, Guizhou, Heilongjiang, Xinjiang, Gansu, Ningxia, Guangxi, Beijing, Hebei, Sichuan, Shaanxi, Liaoning and Hunan. Meanwhile, the company has set up on-campus recruitment points at 67 universities.

Foreign Employees:

At present, China Southern has 556 foreign employees. Based on the common ground of China Southern’s corporate culture and business conception, people of varied nationalities and races have gathered together under the same flag. They make joint efforts for the improvement of China Southern’s service and brand image and strive to bring passengers a better travel experience. The harmonious, warm and diversified culture of China Southern has drawn more and more excellent talent from across the world to join in our common goal.

The year 2012 saw 21 flight attendants from the Netherlands, 12 from Australia and 13 from France join China Southern.

In February 2012, China Southern hired 21 Dutch Flight Attendants in Amsterdam, and following a strict training, they began their service on flights between China and the Netherlands. “The Dutch government warmly welcomes China Southern’s recruitment of flight attendants in the Netherlands.” said René Verheyen “which will have a positive impact on the Sino-Dutch economical exchange.”

Volunteer Activities

Indices	Number
Volunteer Activities	543 times
Total Participants	12,520 people
Serving Time	36,067 hours
Service Recipients	201,542 people
Long-term one-to-one-serving pairs	1,580 people

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China Southern actively organises volunteer activities. Small volunteer squads were established in various divisions, such as Flight Operations, Engineering and Maintenance, Marketing, Cabin Service, Cargo, and the Ground Service Divisions. A service network consisting of young volunteers from the company and society has taken shape. They were actively involved in the characteristic services of the company as well as public service and charity activities. Major activities of China Southern’s volunteers include:

In January 2012, knowing that an impoverished Tibetan girl named Zhuoma had arrived in Hunan to receive a heart operation, China Southern’s Hunan Branch utilised the special funds of volunteers and assisted in sending her home without a hitch. The story has been reported by 13 mainstream media outlets of the province.

During each spring transportation rush, China Southern’s volunteers will act as an additional working force, to ensure the safety of and quality service for passengers. In 2012, these young volunteers launched four heart-warming activities, namely “Warm Travel”, “Warm Flight”, “Warm Heart” and “Warm Frontline”. Statistics show that a total of 2,786 employees participated in the frontline-supporting activities, serving an accumulative 18,450 hours, with 140,807 passenger inquiries, 44,325 self-service check-ins and 40,730 pieces of baggage handled.

On 5th March, the Youth League members of the Dalian Branch paid a visit to the elders of the Dalian Nursing Home, bringing with them gifts and Common Senior Disease Prevention Manuals. Through these interactions, they knew gained insight into the seniors’more about the current lives,fe of the seniors, and discussed the problems they might encounter and spared no efforts in helping them find solutions to their problems.

On 12th March, Tree-planting Day, over 80 Youth League members from various divisions of China Southern’s Guangzhou headquarters took part in a voluntary tree-planting activity. One hundred and thirty saplings were planted, manifesting the spirit of Leifeng and beautifying the local environment.

Prior to 4th May, Youth Day, the Jilin Branch conducted a volunteer service activity called “caring for the children of migrant workers” and raised donations totalling more than RMB 13,000 to build China Southern’s “Seven Colour Cottage”, which will serve as a regular volunteer service base for these children of migrant workers. A variety of volunteer activities are expected to be carried out through the platform.

On 25th May, Gold Eagle, a working team of the Guangzhou Security Check Station with the honorary title of “Model Youth Unit” carried out an activity called “Voluntary Publicity of Cargo Safety”. They compiled a Cargo Safety Manual, distributed the manuals to consigners, and demonstrated how to display the cargo correctly before the X-ray machine, whilst publicising about the various categories and noting the harm of forbidden goods.

Before 1st June, Children’s Day, young volunteers of the Guangxi Branch visited the Hope Primary School in Yangdi Township, Yangshuo County, despite the rainy weather. They presented stationery as well as holiday greetings to the children of the school. The branch has been sponsoring certain primary schools for 16 consecutive years, with a total of RMB 350,000 donated, and two of the benefited students have entered universities.

On 10th July, another “Model Youth Unit”, the Sky Pearl VIP Lounge of the Ground Service Division, left Guangzhou for Huizhou with Team seven of Guangdong Provincial Youth Federation to support the education of impoverished areas. At the Central Primary School of Sandong County, they raised a total of RMB 28,000 and material worth RMB 5,000.

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At the same time, China Southern strengthened its communication and exchanges with other airlines in the hope of improving its catering quality and keeping pace with the international trends. It organised a series of programmes, including seminars and trainings, with the theme in-flight catering, and invited ten world-renowned chefs to join its advisory team. These actions allowed us to bolster our understanding of international trends and standards in in-flight catering in both a regular and in-depth way, so that we may continually develop catering products that meet the demands of both domestic and international passengers.

Part 12: Prudent and Sound Operations

1. Tax Contributions

The development of the air transport industry is closely linked with and interdependent to the overall economy. In fact, the development of the air transport industry has played a vital role in boosting the growth of GDP, buoying employment and driving the development of related industries in addition to raising living standards. The industry is a powerful force in the rapid development of the national economy. China Southern’s business and flight networks cover the world, and the company’s prudent and sound operations strongly support and serve local communities, providing sustainable regional economic development.

In 2012, China Southern’s business revenue totalled RMB 101.48 billion, and the net profit belonging to the company’s shareholders stood at RMB 3.8 billion.

China Southern Airlines’ Total Assets and Net Assets from 2008 to 2012

	2008	2009	2010	2011	2012
Total assets (RMB 100 million)	830.0	947.4	1112.3	1292.6	1424.94

Net assets (RMB 100 million)	94.5	132.6	302.2	376.39	395.96

In 2012, the taxes paid by China Southern Airlines, including the income taxes paid by its employees, stood at RMB 8.42 billion. On average, the company paid annual taxes of no less than RMB 23 million.

2. Cost Control

In 2012, China Southern adhered to the principle of effectively utilising resources and prevented the irrational growth of resource consumption, while endeavouring to reduce costs. First, with regard to the principle of reasonable input and output, the company analysed and evaluated the effectiveness of resource utilisation so as to ensure that the scale and pace of resource input were in proportion to real production and operational needs. In this way, inefficient resource input was curbed. Second, the resource input in relation to production and operation was tracked and monitored in order to fulfil the budget target for production and operation, giving full play to the role of production growth in decreasing costs and improving the efficiency of resource utilisation. Third, the company strove to improve its cost monitoring mechanisms, and it set up cost control teams to track and analyse the costs of different projects, focusing on those projects with considerably increasing costs while mapping out and implementing pertinent cost control policies so that the costs could be curtailed at the source of incurrence. Fourth, a cost evaluation mechanism was established to guide the company to appropriately allocate and utilise resources and to improve resource utilisation efficiency. Finally, China Southern reinforced its procurement management, improved its procurement departments’ work efficiency and established an information base for its suppliers and a database for procurement costs so that the procurement risks could be controlled.

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Case study: Implementing Comprehensive Budgetary Management

In order to control costs effectively, China Southern launched comprehensive budgetary management in light of the company’s position in 2012. The company decided to implement comprehensive budgetary management incrementally and planned to basically fulfil the establishment of comprehensive budgetary management while gradually realising the positive interaction between corporate strategy and budget within three to five years.

3. Risk Control

Risk management means the managerial work aiming to mitigate risk through a series of activities, such as identifying, evaluating, harnessing and monitoring risk. By combining internal risk management and external auditing, China Southern gradually reinforces its capability to mitigate risk. Furthermore, the company maps out feasible contingent plans at the levels of safety, operation and law so as to reduce the chance of losses and alleviate the seriousness of losses in the case of their occurrence.

Safety Risk Control

China Southern has established a rigorous safety auditing system, and it continually improves its Safety Auditing Handbook in addition to carrying out comprehensive annual safety auditing. By closely linking internal safety auditing to IOSA, the company has achieved fairly good results in safety management, playing a positive role in continually improving the company’s operational safety quality.

The company has established a safety warning mechanism. First, it publishes security risk warnings at the right moment on different issues, such as safe production in the busy season, new employees’ occupational entry, the transportation of hazardous goods, in-flight turbulence, personal safety, etc. Second, the company conducts a safety risk analysis. Targeting in-flight risks, China Southern carries out an in-depth investigation and formulates a report on the safety risk analysis in order to evaluate the key safety risks. Through top-down and orderly risk management, the company has substantially improved its capabilities of identifying and controlling safety risks.

Operational Risk Management

China Southern reinforces its control over financial derivatives and financial risks, and it adheres to the principle of hedging derivative financial transactions. In addition, the company strictly controls the ratio of futures transactions so as to ensure sound derivative transactions and to safeguard its assets.

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China Southern enhances its operational risk auditing and will gradually expand the breadth and depth of auditing. In 2012, the company’s auditing scope covered 19 major divisions engaged in aviation, including its headquarters in Guangzhou, and its auditing content involved the internal control framework at the corporate level and nine major processes at the business level. The value subjected to auditing amounted to 99% of China Southern’s business revenue and 98% of the company’s overall assets. Meanwhile, the company fulfilled the internal control evaluation in accordance with Article 404 of the Sarbanes-Oxley Act and Corporate Internal Management Norms, providing a sufficient basis for the company to publish a valid declaration of its internal control.

Legal Risk Management

In 2012, China Southern improved its management system and evaluation criteria for legal affairs and optimised its legal management mechanisms and processes in light of its strategic objectives and central tasks. Specifically, the company released Tentative Methods for Legal Opinion Management and Tentative Methods for Legal Proposal Management in order to standardise the management of legal opinions and proposals. The company also compiled the handbook of overall risk and legal risk management so as to reinforce its risk control. In addition, China Southern formulated the contract review guidance for the purpose of standardising review norms and improving review quality. Moreover, the company established a standardised litigation management process and formulated case-based manuals targeting typical passenger transport disputes, cargo transport disputes and cases involving labour contractors in the company.

In 2012, China Southern implemented a comprehensive legal risk evaluation in order to minimise risk. The company compiled 91 legal opinions on key decisions. In order to cope with legal risks overseas, the company chose overseas offices to formulate guidance on the legal risks outside of China and launched pilot activities in overseas offices aimed at identifying legal risks. In addition, China Southern set up a coalition working group targeting two key processes in which legal risks occurred frequently, namely, network direct sales and labour contractor management. Via a panoramic scan of its operational and managerial activities, the company identified, analysed and controlled its legal risks.

Incorruptible Work and Risk Management

China Southern attaches much importance to anti-corruption activities: it has endeavoured to hold educational courses on fighting corruption and has laid a solid moral foundation upon which its staff can work incorruptibly. In addition, the company has improved its anti-corruption work mechanisms and is making phenomenal achievements in constructing an anti-corruption system, advocating for leaders’ incorruptible work and establishing efficient supervision. In 2012, China Southern focused on the following aspects:

All the grass-roots units adopt corruption risk analysis and more than 95% key-post staff members receive trainings on corruption management policies.

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(1) China Southern also organised the “learning month” activity with the aim of carrying out disciplinary education. The company focused on five “one” activities, namely, reading one anti-corruption book, watching one DVD on anti-corruption education, having one Party class with the theme of fighting corruption, compiling one handbook on China Southern’s anti-corruption initiatives and organising one competition concerning anti-corruption cartoons and short messages. The competition of creating anti-corruption cartoons and short messages highlighted the works’ originality; employees played an active part in this competition, creating 668 cartoons and 1,639 short messages.

(2) The company formulated methods for the occupational consumption management of the managerial staff, and it carried out anti-corruption education in addition to making anti-corruption commitments and having anti-corruption conversations with the staff before their taking office, all in an effort to reinforce the managerial staff’s awareness of incorruptible employment.

(3) China Southern reinforced its efforts to monitor and review the establishment and implementation of key decision-making policies. In addition, the company revised and improved 74 key group decision-making systems, and it formulated 72 supportive measures catering to the Provisions in addition to mapping out leaders’ accountability stipulations.

(4) China Southern reinforced its training and communications in order to improve its competency. The company organised six training courses on disciplinary inspection and supervision, and 102 trainees attended these courses. In addition, the company carried out business training for the secretaries of the Discipline Inspection Commission, and the number of participating trainees was the largest yet.

(5) The company took initiatives in publicity and strove to create an incorruptible atmosphere. In order to create a pervasive incorruptible atmosphere, a number of measures were taken, such as sending short anti-corruption messages, broadcasting anti-corruption cartoons through internal media, compiling disciplinary inspection information and launching Q and A activities on anti-corruption stories.

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